Objective	• The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy	• The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks.

Fixed Income Securities: Dodge & Cox constructs a diversified portfolio of primarily investment grade fixed income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

Unless otherwise noted, the information below is as of September 30, 2007.

GENERAL INFORMATION
Net Asset Value Per Share	$88.86
Total Net Assets (billions)	$28.8
30-Day SEC Yield(a)	2.54%
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.53%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	11%
Fund Inception	1931
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 18 years.

STOCK PORTFOLIO (66.0% OF FUND)
Number of Stocks	87
Median Market Capitalization (billions)	$29
Price-to-Earnings Ratio(b)	14.1	x
Foreign Stocks(c)	12.5%

FIVE LARGEST SECTORS
Consumer Discretionary	13.8%
Health Care	12.7
Information Technology	10.9
Financials	10.0
Energy	7.6

FIXED INCOME PORTFOLIO (31.4% OF FUND)
Number of Fixed Income Securities	332
Effective Maturity	6.8 years
Effective Duration	4.1 years

CREDIT QUALITY(e)
U.S. Government & Government Related	18.1%
Aaa	1.5
Aa	2.2
A	2.0
Baa	4.0
Ba	1.8
B	1.1
Caa	0.7
Average Quality	Aa2

ASSET ALLOCATION

TEN LARGEST STOCK HOLDINGS(d)
Hewlett-Packard Co.	2.8%
Comcast Corp.	2.0
Chevron Corp.	2.0
Motorola, Inc.	2.0
Wal-Mart Stores, Inc.	1.9
News Corp.	1.9
Sony Corp. (Japan)	1.7
Sanofi-Aventis (France)	1.7
GlaxoSmithKline PLC (United Kingdom)	1.6
Pfizer, Inc.	1.6

SECTOR DIVERSIFICATION
U.S. Treasury & Government Related	3.0%
Mortgage-Related Securities	15.1
Asset-Backed Securities	0.8
Corporate	12.5

FIVE LARGEST CORPORATE FIXED INCOME ISSUERS(d)
Ford Motor Credit Co.	0.9%
GMAC, LLC	0.9
HCA, Inc.	0.7
Time Warner, Inc. (AOL Time Warner)	0.7
General Electric Co.	0.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(e)

Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return1

For periods ended September 30, 2007	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	9.82%	11.16%	13.75%	10.19%	11.61%
Combined Index	11.88	9.42	10.93	6.65	9.72

The Dodge & Cox Balanced Fund had a total return of negative 0.6% for the third quarter of 2007, compared to a total return of positive 2.4% for the Combined Index. For the nine months ended September 30, 2007, the Fund’s total return was 4.7%, compared to 7.1% for Combined Index. At quarter end, the Fund’s net assets of $28.8 billion were invested 66.0% in stocks, 31.4% in fixed income securities and 2.6% in cash equivalents.

THIRD QUARTER PERFORMANCE REVIEW

During the quarter, the effect of the subprime mortgage market crisis was felt in nearly every segment of U.S. financial markets. Equity markets were quite volatile, and fixed income investors bid up the prices of U.S. Treasury securities at the expense of riskier corporate and mortgage-related securities. The Fund’s underperformance of its benchmark this quarter derived from the stock and bond portfolios underperforming their respective benchmarks.

EQUITY PORTFOLIO

The Fund’s equity portfolio underperformed the S&P 500’s positive 2% return. Key detractors from the Fund’s equity portfolio performance relative to the S&P 500 included:

•

The overall weakness of the Consumer Discretionary sector of the S&P 500 and the portfolio’s overweighting in this sector relative to the S&P 500 (22% versus 10%). The portfolio’s holdings in this sector declined 5%, with Comcast (down 14%), Time Warner (down 12%), Macy’s (down 18%) and Home Depot (down 17%) delivering particularly poor returns.

•

Weak relative returns from the portfolio’s Health Care holdings (down 3% compared to up 1% for this sector of the S&P 500) in combination with a higher relative weighting (19% versus 12%) for this poorly performing sector. Wyeth (down 22%) and Cardinal Health (down 11%) were notable detractors.

•

Relative returns in Information Technology holdings (up 1% for the Fund versus 7% for the S&P 500 sector). Compuware (down 32%) and EDS (down 21%) were especially poor performers. Conversely, several large capitalization and high valuation technology companies not held in the portfolio, including Apple and Google, were very strong.

Despite the underperformance of the Fund’s equity holdings, there were some bright spots in the equity portfolio:

•	Energy holdings delivered an 11% return for the quarter. Schlumberger (up 24%) was a particularly strong contributor.

•	A lower relative weighting in the Financials sector (14% compared to 20% in the S&P 500), which was down 4%.

FIXED INCOME PORTFOLIO

The Fund’s fixed income holdings also underperformed, trailing the Lehman Brothers Aggregate Bond Index for the quarter. The following factors influenced these relative returns:

•	The portfolio’s shorter relative duration[2] positioning detracted from relative returns as the prices of intermediate and long-term Treasury securities rose.

•

The portfolio’s overweighting of Corporates and Mortgage-Backed Securities (MBS) and underweighting of U.S. Treasuries detracted from relative returns as both Corporates and MBS substantially underperformed comparable-duration Treasuries.

•	Issue-specific performance hampered relative returns among corporate securities, including poor performance from Liberty Media, HCA and Dillard’s. Some of the Fund’s MBS also underperformed.

INVESTMENT STRATEGY

As we have discussed before, periods of heightened market volatility often lead to long-term investment opportunity. For example, we believe that attractive new opportunities have been created in a few well-run Financial companies. One example is American International Group. We are excited to have the opportunity to hold this global insurance industry leader, now trading at about 10 times expected 2008 earnings.

Among fixed income securities, we believe that most of the recent weakness among the Fund’s corporate bonds and U.S. Government Agency-guaranteed3 MBS is attributable to liquidity issues and not deteriorating fundamentals. During the quarter, we responded by establishing positions in two new corporate issuers and added to several existing positions. We also made additions to the Fund’s holdings of Agency MBS.

In volatile periods like the most recent quarter, we are guided by our investment compass: invest with a long-term time horizon, use our strict valuation discipline, and focus on individual security analysis while paying attention to the possible downside risk of each holding. This fundamental approach has guided Dodge & Cox throughout many markets and we will continue to utilize it diligently on your behalf in the years ahead.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available in November.

October 2007

[1]

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond Index, which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

[2]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.
[3]	The U.S. Government guarantee does not apply to the value of the Fund’s shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 Index (S&P 500 Index) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

Objective	• The Fund seeks long-term growth of principal and income.

Strategy

•        The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

Unless otherwise noted, the information below is as of September 30, 2007.

GENERAL INFORMATION
Net Asset Value Per Share	$49.09
Total Net Assets (billions)	$51.7
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.65%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	4%
30-Day SEC Yield(a)	1.44%
Fund Inception Date	2001
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years.

PORTFOLIO CHARACTERISTICS	Fund		MSCI EAFE
Number of Stocks	94		1,139
Median Market Capitalization (billions)	$18		$6
Weighted Average Market Capitalization (billions)	$68		$63
Price-to-Earnings Ratio(b)	13.2	x	13.5	x
Countries Represented	22		21
Emerging Markets (Brazil, Indonesia, Israel, Mexico, South Africa, South Korea, Thailand, Turkey)	15.5%		0.0%

TEN LARGEST HOLDINGS( c)	Fund
Novartis AG (Switzerland)	2.9%
Nokia Oyj (Finland)	2.8
HSBC Holdings PLC (United Kingdom)	2.8
Sanofi-Aventis (France)	2.6
GlaxoSmithKline PLC (United Kingdom)	2.5
Matsushita Electric Industrial Co., Ltd. (Japan)	2.3
Mitsubishi UFJ Financial Group (Japan)	2.2
Bayer AG (Germany)	2.1
Standard Chartered PLC (United Kingdom)	2.0
Norsk Hydro ASA (Norway)	2.0

ASSET ALLOCATION

REGION DIVERSIFICATION	Fund	MSCI EAFE
Europe (excluding United Kingdom)	37.4%	47.1%
Japan	19.8	20.6
United Kingdom	15.9	22.3
United States	6.5	0.0
Latin America	6.4	0.0
Pacific (excluding Japan)	6.2	10.0
Africa	2.9	0.0
Middle East	0.9	0.0
Canada	0.7	0.0

SECTOR DIVERSIFICATION	Fund	MSCI EAFE
Financials	22.8%	27.9%
Consumer Discretionary	15.6	11.2
Information Technology	11.1	5.9
Materials	10.1	9.9
Energy	9.7	7.5
Health Care	8.8	6.3
Industrials	8.6	12.1
Consumer Staples	6.1	8.0
Telecommunication Services	3.5	5.8
Utilities	0.4	5.4

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

Average Annual Total Return*

For periods ended September 30, 2007	1 Year	3 Years	5 Years	Since Inception (May 1, 2001)
Dodge & Cox International Stock Fund	25.26%	24.97%	29.62%	16.64%
MSCI EAFE Index	24.87	23.25	23.55	10.84

The Dodge & Cox International Stock Fund had a total return of 0.4% for the third quarter of 2007, compared to a total return of 2.2% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE). For the nine months ended September 30, 2007, the Fund had a total return of 12.4% compared to a total return of 13.2% for the MSCI EAFE. At quarter end, the Fund had net assets of $51.7 billion with a cash position of 3.3%.

THIRD QUARTER PERFORMANCE REVIEW

The Fund underperformed the MSCI EAFE by 1.8% for the quarter.

KEY DETRACTORS FROM RELATIVE RESULTS:

•

Weak returns from the Fund’s holdings in the Materials sector (down 2% compared to up 9% for the MSCI EAFE Materials sector) hurt performance. More specifically, performance suffered due to the Fund’s underweight in the Metals & Mining sub-sector and declines in the Fund’s Construction Materials holdings (Cemex, down 19% and Lafarge, down 16%).

•

Holdings in the Industrials sector (down 6%) hurt both absolute and relative performance in comparison to the MSCI EAFE Industrials sector (up 2%). Weak performers included Volvo (down 13%), Toto (down 16%) and Deutsche Post (down 11%).

•

Japanese investments were generally weak, with the Fund’s investments down 6% versus the MSCI EAFE’s Japanese holdings (down 1%). Weak performers included Mitsubishi UFJ (down 20%), Shinsei Bank (down 22%) and Seiko Epson (down 14%).

KEY CONTRIBUTORS TO RELATIVE RESULTS:

•

Investments in the Energy sector (up 11%) outperformed the MSCI EAFE Energy Sector (up 1%). This performance can be attributed to stock selection within the sector. Strong performers included Schlumberger (up 24%) and Petrobras (up 22%).

•	Other strong performers included Nokia (up 35%), Haci Omer Sabanci Holdings (up 28%), Sadia (up 20%) and Nestle (up 18%).

INVESTMENT STRATEGY

When selecting investments for the Fund, we focus on understanding the current condition of a company in relation to its valuation. Our global industry analysts conduct extensive research into each prospective investment and actively monitor each holding in the Fund. We seek to understand the durability of a business and its ability to withstand operational and financial adversity. In addition, we employ a strict valuation discipline and try to assess if management is running the company for the benefit of long-term shareholders.

Using this approach, we viewed the concerns in the credit markets resulting from subprime mortgage-related losses as an opportunity to add to our Financials investments. We added to several holdings in well-capitalized companies including Credit Suisse, HSBC, Mitsubishi UFJ and Bank of Yokohama. We also increased our holdings in European pharmaceutical companies, such as GlaxoSmithKline, Novartis and Sanofi, which are presently trading at attractive valuations. Despite the Fund’s underperformance in the third quarter, we remain optimistic about the long-term prospects for the portfolio.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available in November.

October 2007

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world’s stock markets, excluding the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

Objective

•        The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy

•        The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody’s. To a lesser extent, the Fund may also invest in fixed income securities rated Baa/BBB, or lower, by Moody’s/S&P.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield to maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

Unless otherwise noted, the information below is as of September 30, 2007.

GENERAL INFORMATION
Net Asset Value Per Share	$12.51
Total Net Assets (billions)	$15.5
30-Day SEC Yield(a)	5.53%
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.44%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	13%
Fund Inception	1989
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years, and by the Investment Policy Committee, whose 12 members’ (for fixed income decisions) average tenure is 21 years.

PORTFOLIO CHARACTERISTICS	Fund	LBAG
Number of Fixed Income Securities	462	9093
Effective Maturity (years)	6.6	7.3
Effective Duration (years)	4.1	4.6

FIVE LARGEST CORPORATE ISSUERS(c)	Fund
GMAC, LLC	3.1%
Ford Motor Credit Co.	3.0
Time Warner, Inc. (AOL Time Warner)	2.2
HCA, Inc.	2.2
Comcast Corp.	1.7

CREDIT QUALITY(d)	Fund	LBAG
U.S. Government & Government Related	58.5%	71.1%
Aaa	2.7	8.6
Aa	5.5	5.2
A	5.8	7.5
Baa	11.7	7.6
Ba	5.5	0.0
B	3.5	0.0
Caa	2.2	0.0
Cash Equivalents	4.6	0.0
Average Quality	Aa2	Aa1

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	LBAG
U.S. Treasury & Government Related	12.2%	33.0%
Mortgage-Related Securities	46.4	38.1
Asset-Backed Securities/CMBS(b)	2.4	6.6
Corporate	34.4	18.9
Non-Corporate Yankee	0.0	3.4
Cash Equivalents	4.6	0.0

MATURITY DIVERSIFICATION	Fund	LBAG
0-1 Years to Maturity	10.3%	0.0%
1-5	44.6	40.6
5-10	32.6	47.8
10-15	1.8	3.3
15-20	1.1	2.1
20-25	7.4	2.8
25 and Over	2.2	3.4

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. The LBAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund’s average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return1

For periods ended September 30, 2007	1 Year	3 Years	5 Years	10 Years
Dodge & Cox Income Fund	5.10%	3.93%	4.54%	6.18%
LBAG Index	5.13	3.86	4.13	5.96

The Dodge & Cox Income Fund had a total return of 2.1% for the third quarter of 2007, compared to 2.8% for the Lehman Brothers Aggregate Bond Index (LBAG). For the nine months ended September 30, 2007, the Fund’s total return was 3.3%, compared to 3.8% for the LBAG. At quarter end, the Fund had net assets of $15.5 billion with a cash position of 4.6%.

THIRD QUARTER MARKET COMMENTARY

During the quarter, the ripple effect of the subprime mortgage market crisis was felt in nearly every segment of U.S. financial markets as investors sought the safety of U.S. Treasury securities and demanded significantly higher incremental yield to hold securities with any credit or mortgage-related risk. The net result was significantly lower Treasury yields (by 30-100 basis points2) and significantly higher yield premiums among Corporate bonds and Mortgage-Backed Securities (MBS). Overall liquidity declined substantially during this time, and certain markets were meaningfully disrupted (e.g., the asset-backed commercial paper market). Several central banks took specific steps to restore liquidity to financial systems. Of note, the Federal Reserve’s Federal Open Market Committee lowered the discount rate twice (by 50 bps each time) to 5.25% and lowered the target Federal Funds rate by 50 bps to 4.75% at its September meeting, its first rate cut in four years.

The quarter’s bond market “rally” was extremely narrow in scope, effectively encompassing only the U.S Treasury sector. The Lehman Treasury Index returned 3.8% for the quarter; in contrast, the Lehman Corporate Index returned 1.8% and underperformed comparable-duration Treasuries by 2.4%, the worst one-quarter relative performance in five years. The Lehman MBS Index returned 2.6% but underperformed comparable-duration Treasuries by 0.9%, the worst one-quarter relative performance in four years.

THIRD QUARTER PERFORMANCE REVIEW

The Fund underperformed the LBAG by 0.7% for the quarter. The following factors influenced relative returns:

•	The Fund’s shorter relative duration[3] positioning detracted from relative returns as prices of intermediate and long-term Treasury securities rose.

•

The Fund’s sector overweights of Corporates and MBS (13% and 7% greater than the LBAG, respectively, at the beginning of the quarter) and corresponding underweight of U.S. Treasuries (8% less than the LBAG) detracted from relative returns as both Corporates and MBS substantially underperformed comparable-duration Treasuries.

•	Several corporate securities, including Liberty Media, HCA and Dillard’s were weak. Certain of the Fund’s MBS holdings also underperformed.

INVESTMENT STRATEGY

We invest the assets of the Fund with a three-to-five year investment horizon. Historically, we have found greater total return opportunities for the Fund among the higher-yielding Corporate and MBS sectors, and we devote significant effort and resources to analyze securities within these sectors. Given this approach, it is not unusual for the Fund to underperform in a market environment like the one experienced during the quarter.

We believe that most of the recent weakness among the Fund’s corporate and U.S. Government Agency-guaranteed4 mortgage securities is attributable to liquidity issues and not deteriorating fundamentals. In this light, the third quarter’s volatility created many attractive investment opportunities. Of note, we established positions in two new corporate issuers and added to existing corporate holdings, resulting in a 3% increase in the Corporate weighting. On the MBS side, we added to 15-and 30-year Agency MBS, resulting in a 2% MBS weighting increase.

It remains unclear whether the upheaval in the U.S. financial markets will lead to significantly slower growth in the broad economy. Headwinds to U.S. economic growth include the deteriorating housing market and higher corporate borrowing costs. Nevertheless, global demand is robust and the U.S. labor market remains reasonably solid. The recent decline in interest rates seems to incorporate expectations for a significantly weakened economy and lower inflation. Given the strength of the global economy, we are less pessimistic about the prospects for U.S. growth and believe the current level of interest rates is low in relation to the likely levels of future inflation. Therefore, we continue to position the Fund’s duration below that of the LBAG.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available in November.

October 2007

[1]

The LBAG is a widely-recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest income and, unlike Fund returns, do not reflect fees or expenses.

[2]	One basis point is equal to 1/100th of 1% (bps).
[3]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.
[4]	The U.S. Government guarantee does not apply to the value of the Fund’s shares.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

Objective	• The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy

•        The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Unless otherwise noted, the information below is as of September 30, 2007.

GENERAL INFORMATION
Net Asset Value Per Share	$158.47
Total Net Assets (billions)	$69.4
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.52%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	8%
30-Day SEC Yield(a)	1.13%
Fund Inception	1965
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years.

PORTFOLIO CHARACTERISTICS	Fund		S&P 500
Number of Stocks	87		500
Median Market Capitalization (billions)	$29		$13
Weighted Average Market Capitalization (billions)	$87		$111
Price-to-Earnings Ratio(b)	14.1	x	16.2	x
Foreign Stocks(c)	18.7%		0.0%

TEN LARGEST HOLDINGS(d)	Fund
Hewlett-Packard Co.	4.1%
Comcast Corp.	3.2
Motorola, Inc.	2.9
Chevron Corp.	2.9
News Corp.	2.9
Wal-Mart Stores, Inc.	2.9
Sony Corp. (Japan)	2.7
Sanofi-Aventis (France)	2.6
Wachovia Corp.	2.5
Pfizer, Inc.	2.5

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	S&P 500
Consumer Discretionary	20.7%	9.2%
Health Care	19.2	11.7
Information Technology	16.0	16.1
Financials	14.7	19.8
Energy	11.2	11.7
Industrials	6.2	11.5
Materials	3.8	3.2
Consumer Staples	3.4	9.5
Telecommunication Services	2.9	3.8
Utilities	0.0	3.5

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

Average Annual Total Return*

For periods ended September 30, 2007	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	12.07%	15.38%	18.37%	11.81%	13.19%
S&P 500 Index	16.45	13.13	15.44	6.57	10.58

The Dodge & Cox Stock Fund had a total return of negative 1.9% for the third quarter of 2007, compared to a positive 2.0% total return for the S&P 500 Index (S&P 500). For the nine months ending September 30, 2007, the Fund had a total return of 5.2%, compared to 9.1% for the S&P 500. At quarter end, the Fund had net assets of $69.4 billion with a cash position of 1.9%.

THIRD QUARTER PERFORMANCE REVIEW

The Fund underperformed the S&P 500 by 3.9% for the quarter.

KEY DETRACTORS FROM RELATIVE RESULTS:

•

The Fund’s overweighting in Consumer Discretionary stocks relative to the S&P 500 (22% versus 10%), due to this sector’s overall weakness. Portfolio holdings in this sector declined 5%. Comcast (down 14%), Time Warner (down 12%), Macy’s (down 18%) and Home Depot (down 17%) had particularly weak returns.

•

Weak returns from the Fund’s Health Care holdings (down 3% compared to up 1% for the S&P 500 sector), in combination with a higher sector weighting (19% versus 12%). Wyeth (down 22%) and Cardinal Health (down 11%) were notable detractors. A small holding, Health Management Associates, declined 39% after reporting disappointing results.

•

Returns in Information Technology holdings (up 1% for the Fund versus 7% for the S&P 500 sector). Compuware (down 32%) and EDS (down 21%) were especially weak performers. Conversely, several large capitalization and high valuation technology companies not held in the Fund, including Apple and Google, were very strong.

•	Weak results from the Fund’s holdings in Industrials (down 4% compared to up 6% for this sector of the Index). Masco (down 18%), Tyco International (down 16%) and FedEx (down 6%) underperformed.

•	Wal-Mart Stores (down 9%), Capital One Financial (down 15%), Citigroup and Sprint Nextel (each down 8%).

KEY CONTRIBUTORS TO RELATIVE RESULTS:

•	A lower relative weighting in the Financials sector (14% compared to 20% in the S&P 500), which was the second weakest sector of the S&P 500 (down 4%).

•

With oil surpassing $80 per barrel, the Fund’s Energy holdings continued to perform well, delivering an 11% return in the quarter. Chevron (up 12%) and Schlumberger (up 24%) were particularly strong contributors.

•	Hewlett-Packard (the Fund’s largest holding, up 12%), EBay (up 21%), Citrix Systems (up 20%) and McDonald’s (up 7%).

INVESTMENT STRATEGY

Despite recent market turmoil largely related to the subprime mortgage crisis, we believe that attractive opportunities have been created in a few well-run Financial companies. One example is American International Group. We are excited to have the opportunity to hold this global insurance industry leader, now trading at about 10 times expected 2008 earnings. Another opportunity is HSBC Holdings, a leading global bank with a strong position in emerging markets which was purchased in the second quarter.

AIG and HSBC illustrate opportunities in “megacaps,” one of the Fund’s current investment themes. The weighted average market capitalization of the Fund’s portfolio is now $87 billion, still smaller than the S&P 500 average of $111 billion, but well above the $17 billion weighted average market cap of the Fund’s holdings at year-end 2000. In our view, a number of the largest companies in the market have become attractive at current valuations.

In spite of the Fund’s underperformance this quarter, we remain quite optimistic about global economic growth and long-term prospects for the portfolio. As we have discussed before, periods of heightened market volatility often lead to long-term investment opportunity. During such periods, we are guided by our investment compass: invest with a long-term time horizon, use our strict valuation discipline, and focus on individual company analysis while paying attention to the possible downside risk for each holding’s earnings and cash flow. This fundamental approach has guided Dodge & Cox throughout many markets, and we will continue to utilize it diligently on your behalf in the years ahead.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available in November.

October 2007

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 Index (S&P 500 Index) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2007

The following portfolio data for the Dodge & Cox Balanced Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Aegon NV	Netherlands	9,283,971	176,673,968
Alcoa, Inc.	United States	924,650	36,172,308
American International Group, Inc.	United States	4,112,500	278,210,625
Avaya, Inc.	United States	8,976,600	152,243,136
Avon Products, Inc.	United States	2,647,700	99,368,181
Baker Hughes, Inc.	United States	3,941,417	356,185,854
BMC Software, Inc.	United States	2,851,000	89,036,730
Boston Scientific Corp.	United States	12,173,800	169,824,510
Bristol-Myers Squibb Co.	United States	5,620,550	161,984,251
Capital One Financial Corp.	United States	5,340,159	354,746,762
Cardinal Health, Inc.	United States	6,491,400	405,907,242
Cemex SAB de CV ADR	Mexico	2,880,907	86,196,737
Chevron Corp.	United States	6,093,002	570,183,127
Chubb Corp.	United States	3,334,224	178,847,776
Citigroup, Inc.	United States	6,290,900	293,596,303
Citrix Systems, Inc.	United States	2,042,010	82,333,843
Comcast Corp., Class A	United States	24,572,574	594,164,839
Computer Sciences Corp.	United States	3,636,400	203,274,760
Compuware Corp.	United States	6,038,700	48,430,374
ConocoPhillips	United States	3,023,000	265,328,710
Covidien, Ltd.	United States	4,466,400	185,355,600
Dell, Inc.	United States	3,231,000	89,175,600
Dow Chemical Co.	United States	8,944,059	385,131,181
EBay, Inc.	United States	5,117,600	199,688,752
EchoStar Communications Corp.	United States	2,305,365	107,914,136
Electronic Data Systems Corp.	United States	9,533,700	208,216,008
Exxon Mobil Corp.	United States	2,265,500	209,694,680
FedEx Corp.	United States	3,440,250	360,366,187
Gap, Inc.	United States	6,602,800	121,755,632
General Electric Co.	United States	5,962,700	246,855,780
Genuine Parts Co.	United States	2,609,250	130,462,500
Genworth Financial, Inc., Class A	United States	2,448,000	75,227,040
GlaxoSmithKline PLC ADR	United Kingdom	8,930,400	475,097,280
Health Management Associates, Inc.	United States	3,900,000	27,066,000
Hewlett-Packard Co.	United States	15,837,331	788,540,711
Hitachi, Ltd. ADR	Japan	2,690,000	177,916,600
Home Depot, Inc.	United States	3,900,000	126,516,000
Honda Motor Co., Ltd. ADR	Japan	871,400	29,069,904
HSBC Holdings PLC	United Kingdom	2,100,000	194,460,000
International Paper Co.	United States	853,671	30,621,179
Interpublic Group of Companies, Inc.	United States	7,617,000	79,064,460
Johnson & Johnson	United States	1,277,226	83,913,748
Koninklijke Philips Electronics NV	Netherlands	2,400,000	107,856,000
Kyocera Corp. ADR	Japan	298,200	27,789,258
Legg Mason, Inc.	United States	1,050,000	88,504,500
Liberty Capital, Series A	United States	633,129	79,033,493
Liberty Global, Inc., Series A	United States	264,221	10,838,345
Liberty Global, Inc., Series C	United States	391,068	15,118,689
Liberty Interactive, Series A	United States	2,587,300	49,702,033
Loews Corp.	United States	3,174,100	153,467,735
Macy’s, Inc.	United States	3,168,272	102,398,551
Masco Corp.	United States	3,251,000	75,325,670
Matsushita Electric Industrial Co., Ltd. ADR	Japan	22,775,700	422,489,235

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
McDonald’s Corp.	United States	6,992,850	380,900,540
Molex, Inc., Class A	United States	1,528,647	38,766,488
Motorola, Inc.	United States	30,577,700	566,604,781
News Corp., Class A	United States	25,007,900	549,923,721
Nike, Inc., Class B	United States	1,904,000	111,688,640
Nova Chemicals Corp.	Canada	953,260	36,795,836
Novartis AG ADR	Switzerland	7,516,000	413,079,360
Occidental Petroleum Corp.	United States	3,945,000	252,795,600
Pfizer, Inc.	United States	19,436,367	474,830,446
Pitney Bowes, Inc.	United States	2,306,650	104,768,043
Rohm and Haas Co.	United States	2,540,700	141,440,769
Royal Dutch Shell PLC ADR	United Kingdom	2,766,127	227,099,027
Sanofi-Aventis ADR	France	11,312,400	479,872,008
Schlumberger, Ltd.	United States	2,531,821	265,841,205
SLM Corp.	United States	2,200,000	109,274,000
Sony Corp. ADR	Japan	10,333,600	496,632,816
Spectra Energy Corp.	United States	1,893,600	46,355,328
Sprint Nextel Corp.	United States	16,530,000	314,070,000
Sun Microsystems, Inc.	United States	10,015,900	56,189,199
The Travelers Companies, Inc.	United States	6,352,900	319,804,986
Thermo Fisher Scientific, Inc.	United States	2,376,450	137,168,694
Thomson ADR	France	1,900,000	28,956,000
Time Warner, Inc.	United States	23,584,600	433,013,256
Tyco Electronics, Ltd.	United States	4,926,700	174,552,981
Tyco International, Ltd.	United States	2,066,400	91,624,176
Union Pacific Corp.	United States	3,064,500	346,472,370
UnitedHealth Group, Inc.	United States	1,875,000	90,806,250
Unum Group	United States	2,354,900	57,624,403
Vodafone Group PLC ADR	United Kingdom	6,575,350	238,685,205
Wachovia Corp.	United States	9,413,261	472,075,039
Wal-Mart Stores, Inc.	United States	12,743,300	556,245,045
WellPoint, Inc.	United States	4,898,000	386,550,160
Wells Fargo & Co.	United States	3,121,900	111,202,078
Wyeth	United States	3,901,800	173,825,190
Xerox Corp.	United States	13,816,850	239,584,179
FIXED-INCOME SECURITIES
Arkansas Dev. Fin. Auth. GNMA Guaranteed Bonds	United States	3,225,259	3,459,477	9.750	11/15/14
AT&T Corp.	United States	111,400,000	135,541,160	8.000	11/15/31
Bank of America	United States	61,000,000	59,170,549	5.300	3/15/17
BankAmerica Capital II	United States	17,355,000	18,043,820	8.000	12/15/26
BankAmerica Capital VI	United States	10,000,000	8,932,860	5.625	3/8/35
BankAmerica Capital XI	United States	41,040,000	41,523,069	6.625	5/23/36
Boston Properties, Inc.	United States	2,890,000	2,709,497	5.000	6/1/15
Boston Properties, Inc.	United States	29,500,000	28,786,716	5.625	4/15/15
Boston Properties, Inc.	United States	49,070,000	50,436,476	6.250	1/15/13
Boston Scientific Corp.	United States	24,085,000	21,616,287	5.450	6/15/14
Boston Scientific Corp.	United States	21,905,000	19,988,312	6.400	6/15/16
Burlington Northern Santa Fe Railway	United States	7,320,000	6,902,848	4.300	7/1/13
Burlington Northern Santa Fe Railway	United States	13,274,493	12,606,808	4.967	4/1/23
Burlington Northern Santa Fe Railway	United States	19,387,326	19,265,192	5.342	4/1/24
Burlington Northern Santa Fe Railway	United States	29,771,230	29,582,675	5.629	4/1/24
Burlington Northern Santa Fe Railway	United States	25,818,507	25,803,375	5.720	1/15/24
Burlington Northern Santa Fe Railway	United States	25,163,000	26,005,817	5.996	4/1/24
Burlington Northern Santa Fe Railway	United States	1,350,058	1,538,391	8.251	1/15/21
Capital One Financial Corp.	United States	76,630,000	78,464,216	6.750	9/15/17
CIGNA Corp.	United States	5,500,000	5,200,536	6.150	11/15/36
CIGNA Corp.	United States	17,820,000	18,336,049	6.375	10/15/11
CIGNA Corp.	United States	14,705,000	15,462,219	7.000	1/15/11

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
CIGNA Corp.	United States	9,745,000	10,581,764	7.650	3/1/23
CIGNA Corp.	United States	12,970,000	14,492,640	7.875	5/15/27
CIGNA Corp.	United States	9,050,000	10,488,226	8.300	1/15/33
Comcast Corp.	United States	63,050,000	61,213,480	5.300	1/15/14
Comcast Corp.	United States	26,500,000	26,280,633	5.850	11/15/15
Comcast Corp.	United States	22,880,000	22,760,566	5.900	3/15/16
Comcast Corp.	United States	14,810,000	15,053,388	6.300	11/15/17
Comcast Corp.	United States	27,500,000	28,367,927	6.500	1/15/17
Consolidated Rail Corp.	United States	3,385,937	3,570,674	6.760	5/25/15
Cox Communications, Inc.	United States	75,530,000	73,272,710	5.450	12/15/14
Cox Communications, Inc.	United States	15,265,000	14,729,565	5.500	10/1/15
Cox Communications, Inc.	United States	25,145,000	24,715,398	5.875	12/1/16
CSX Transportation, Inc.	United States	5,351,000	6,822,434	9.750	6/15/20
Dept. of Veterans Affairs	United States	1,217,639	1,281,352	7.208	2/15/25
Dept. of Veterans Affairs	United States	607,966	661,925	8.793	6/15/25
Dillard’s, Inc.	United States	6,000,000	5,947,500	6.300	2/15/08
Dillard’s, Inc.	United States	15,486,000	12,872,737	7.000	12/1/28
Dillard’s, Inc.	United States	10,831,000	9,504,203	7.130	8/1/18
Dillard’s, Inc.	United States	50,000	45,063	7.750	7/15/26
Dillard’s, Inc.	United States	550,000	495,688	7.750	5/15/27
Dillard’s, Inc.	United States	14,000,000	13,475,000	7.850	10/1/12
Dillard’s, Inc.	United States	8,860,000	8,051,525	7.875	1/1/23
Dow Chemical Co.	United States	33,950,000	33,257,590	4.027	9/30/09
Dow Chemical Co.	United States	5,800,000	5,945,331	6.000	10/1/12
Dow Chemical Co.	United States	35,170,000	38,485,863	7.375	11/1/29
Fannie Mae	United States	54,639,252	54,072,179	3.849	6/1/34
Fannie Mae	United States	19,782,750	19,926,126	4.124	1/1/35
Fannie Mae	United States	29,378,333	29,052,664	4.437	7/1/33
Fannie Mae	United States	17,794,829	17,700,144	4.670	9/1/34
Fannie Mae	United States	10,608,592	10,576,188	4.753	1/1/35
Fannie Mae	United States	18,984,138	18,817,347	4.753	3/1/35
Fannie Mae	United States	16,851,481	16,692,559	4.755	12/1/34
Fannie Mae	United States	11,229,384	11,156,635	4.835	8/1/35
Fannie Mae	United States	7,098,584	7,084,317	5.000	12/25/26
Fannie Mae	United States	87,006,106	83,288,102	5.000	3/1/34
Fannie Mae	United States	157,913,738	151,165,661	5.000	3/1/34
Fannie Mae	United States	133,957,714	134,256,714	5.033	7/1/35
Fannie Mae	United States	47,815,123	47,944,081	5.054	7/1/35
Fannie Mae	United States	54,868,884	54,799,435	5.300	1/1/36
Fannie Mae	United States	8,291,629	8,305,117	5.500	1/1/14
Fannie Mae	United States	37,224,401	37,284,955	5.500	2/1/14
Fannie Mae	United States	20,683,518	20,717,165	5.500	2/1/14
Fannie Mae	United States	6,809,775	6,820,853	5.500	2/1/14
Fannie Mae	United States	8,403,043	8,416,712	5.500	9/1/14
Fannie Mae	United States	6,715,268	6,726,192	5.500	8/1/15
Fannie Mae	United States	4,799,527	4,807,335	5.500	8/1/15
Fannie Mae	United States	32,243,297	32,292,346	5.500	7/1/16
Fannie Mae	United States	12,645,321	12,666,319	5.500	11/1/16
Fannie Mae	United States	5,130,596	5,139,115	5.500	12/1/16
Fannie Mae	United States	16,133,122	16,159,912	5.500	4/1/18
Fannie Mae	United States	18,360,126	18,390,613	5.500	6/1/18
Fannie Mae	United States	39,699,269	39,767,079	5.500	12/1/19
Fannie Mae	United States	140,853,205	141,020,468	5.500	6/1/20
Fannie Mae	United States	41,905,111	41,928,683	5.500	1/1/21
Fannie Mae	United States	16,604,489	16,437,946	5.500	1/1/23
Fannie Mae	United States	53,392,957	52,447,080	5.500	6/1/33
Fannie Mae	United States	206,512,722	202,885,842	5.500	8/1/35
Fannie Mae	United States	53,039,657	53,354,392	5.574	5/1/36

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	5,221,417	5,280,167	6.000	1/1/12
Fannie Mae	United States	5,155,127	5,213,291	6.000	3/1/12
Fannie Mae	United States	4,946,714	5,002,834	6.000	3/1/12
Fannie Mae	United States	3,969,749	4,014,788	6.000	4/1/12
Fannie Mae	United States	25,242,078	25,700,781	6.000	12/1/13
Fannie Mae	United States	3,878,312	3,936,098	6.000	3/1/14
Fannie Mae	United States	5,775,340	5,870,443	6.000	10/1/14
Fannie Mae	United States	7,209,583	7,317,004	6.000	11/1/14
Fannie Mae	United States	2,625,942	2,665,469	6.000	1/1/16
Fannie Mae	United States	3,147,623	3,195,001	6.000	3/1/16
Fannie Mae	United States	21,533,881	21,925,199	6.000	3/1/16
Fannie Mae	United States	4,886,313	4,959,117	6.000	4/1/16
Fannie Mae	United States	28,405,558	28,828,793	6.000	5/1/16
Fannie Mae	United States	3,021,906	3,068,989	6.000	7/1/16
Fannie Mae	United States	10,401,052	10,590,061	6.000	12/1/16
Fannie Mae	United States	3,583,464	3,636,857	6.000	3/1/17
Fannie Mae	United States	14,462,828	14,688,164	6.000	7/1/17
Fannie Mae	United States	6,940,708	7,066,836	6.000	8/1/17
Fannie Mae	United States	8,851,197	8,983,078	6.000	11/1/17
Fannie Mae	United States	29,638,206	30,079,807	6.000	11/1/17
Fannie Mae	United States	103,238,432	104,776,658	6.000	11/1/17
Fannie Mae	United States	11,176,834	11,379,941	6.000	12/1/17
Fannie Mae	United States	6,891,439	6,998,082	6.000	3/1/18
Fannie Mae	United States	5,959,569	6,051,791	6.000	3/1/18
Fannie Mae	United States	5,588,848	5,675,924	6.000	3/1/18
Fannie Mae	United States	7,238,963	7,351,749	6.000	3/1/18
Fannie Mae	United States	15,876,530	16,122,214	6.000	5/1/18
Fannie Mae	United States	6,719,664	6,824,360	6.000	5/1/18
Fannie Mae	United States	8,788,868	8,925,802	6.000	5/1/18
Fannie Mae	United States	2,053,843	2,085,843	6.000	12/1/18
Fannie Mae	United States	35,049,999	35,572,234	6.000	12/1/18
Fannie Mae	United States	47,328,519	48,033,701	6.000	6/1/19
Fannie Mae	United States	10,783,553	10,929,617	6.000	3/1/22
Fannie Mae	United States	219,818,756	222,765,119	6.000	8/1/22
Fannie Mae	United States	28,577,470	28,920,491	6.000	8/25/32
Fannie Mae	United States	233,848,420	235,029,465	6.000	4/1/35
Fannie Mae	United States	120,612,977	121,482,576	6.000	6/1/35
Fannie Mae	United States	19,517,733	19,598,243	6.000	11/1/35
Fannie Mae	United States	115,335,753	115,918,253	6.000	11/1/35
Fannie Mae	United States	2,088,395	2,095,565	6.150	4/25/23
Fannie Mae	United States	14,505	14,506	6.500	4/1/09
Fannie Mae	United States	1,718,014	1,764,510	6.500	1/1/13
Fannie Mae	United States	1,358,777	1,386,964	6.500	1/1/13
Fannie Mae	United States	10,959,029	11,255,621	6.500	12/1/14
Fannie Mae	United States	14,098,637	14,480,198	6.500	12/1/14
Fannie Mae	United States	7,204,119	7,373,090	6.500	7/1/15
Fannie Mae	United States	1,552,505	1,595,344	6.500	8/1/15
Fannie Mae	United States	15,641,895	16,008,774	6.500	9/1/16
Fannie Mae	United States	8,086,855	8,308,543	6.500	9/1/16
Fannie Mae	United States	13,355,369	13,704,455	6.500	6/1/17
Fannie Mae	United States	16,613,387	17,047,631	6.500	4/1/18
Fannie Mae	United States	40,182,708	41,233,012	6.500	7/1/18
Fannie Mae	United States	10,488,223	10,777,624	6.500	10/1/18
Fannie Mae	United States	12,631,820	12,961,993	6.500	11/1/18
Fannie Mae	United States	8,464,514	8,643,975	6.500	1/1/22
Fannie Mae	United States	22,007,080	22,459,250	6.500	10/1/26
Fannie Mae	United States	186,273,308	190,935,161	6.500	12/1/32
Fannie Mae	United States	32,301,036	32,862,047	6.500	8/25/35

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	34,919,356	35,556,557	6.500	7/1/37
Fannie Mae	United States	45,233,219	45,719,376	6.500	8/1/37
Fannie Mae	United States	10,300,612	10,593,927	6.500	7/25/42
Fannie Mae	United States	9,570,557	9,785,978	6.500	1/25/44
Fannie Mae	United States	1,409	1,410	7.000	12/1/07
Fannie Mae	United States	100,985	100,943	7.000	7/1/11
Fannie Mae	United States	13,263,757	13,726,373	7.000	11/1/18
Fannie Mae	United States	4,824,551	5,012,642	7.000	6/25/32
Fannie Mae	United States	1,889,010	1,939,166	7.000	9/25/41
Fannie Mae	United States	4,960,909	5,154,129	7.000	6/25/42
Fannie Mae	United States	5,592,941	5,792,782	7.000	6/25/42
Fannie Mae	United States	4,161,462	4,331,064	7.000	7/25/42
Fannie Mae	United States	36,652	37,348	7.500	8/1/10
Fannie Mae	United States	2,420,517	2,504,020	7.500	9/1/15
Fannie Mae	United States	4,347,405	4,497,382	7.500	12/1/15
Fannie Mae	United States	1,863,650	1,927,943	7.500	1/1/16
Fannie Mae	United States	2,842,716	2,940,785	7.500	12/1/16
Fannie Mae	United States	39,486,159	40,976,395	7.500	8/1/17
Fannie Mae	United States	14,578	14,700	7.500	7/1/19
Fannie Mae	United States	4,875,139	5,080,562	7.500	2/25/41
Fannie Mae	United States	5,147,568	5,365,029	7.500	7/25/41
Fannie Mae	United States	6,197,306	6,507,888	7.500	10/25/42
Fannie Mae	United States	22,480,818	23,716,451	7.500	3/25/44
Fannie Mae	United States	17,935	18,074	8.000	1/1/09
Fannie Mae Multifamily DUS	United States	382,147	359,776	4.019	8/1/13
Fannie Mae Multifamily DUS	United States	17,403,640	17,071,562	4.834	1/1/13
Fannie Mae Multifamily DUS	United States	16,115,000	15,901,605	4.890	4/1/12
Fannie Mae Multifamily DUS	United States	4,369,938	4,303,065	4.917	2/1/13
Fannie Mae Multifamily DUS	United States	13,756,888	13,368,179	4.925	4/1/15
Fannie Mae Multifamily DUS	United States	4,664,635	4,603,484	4.975	1/1/13
Fannie Mae Multifamily DUS	United States	3,492,554	3,452,506	5.081	10/1/13
Fannie Mae Multifamily DUS	United States	10,436,385	10,420,131	5.320	4/1/14
Fannie Mae Multifamily DUS	United States	28,391,626	28,499,923	5.355	11/1/15
Fannie Mae Multifamily DUS	United States	4,806,981	4,874,472	5.636	12/1/11
Fannie Mae Multifamily DUS	United States	1,646,548	1,646,312	5.662	11/1/08
Fannie Mae Multifamily DUS	United States	6,007,839	6,146,643	5.897	1/1/12
Fannie Mae Multifamily DUS	United States	23,194,691	23,824,379	5.931	4/1/12
Fannie Mae Multifamily DUS	United States	968,565	990,988	5.940	11/1/11
Fannie Mae Multifamily DUS	United States	16,146,323	16,166,774	5.965	10/1/08
Fannie Mae Multifamily DUS	United States	3,948,967	3,964,993	6.028	1/1/09
FedEx Corp.	United States	16,722,122	17,537,083	6.720	7/15/23
Ford Motor Credit Co.	United States	118,160,000	110,729,390	7.250	10/25/11
Ford Motor Credit Co.	United States	166,700,000	159,735,774	7.375	2/1/11
Freddie Mac	United States	77,302,665	77,667,201	5.538	7/25/33
Freddie Mac	United States	12,242,676	12,433,851	6.000	9/15/16
Freddie Mac	United States	333,016	332,500	6.500	5/15/08
Freddie Mac	United States	7,527,645	7,753,889	6.500	12/15/13
Freddie Mac	United States	1,066,055	1,089,079	6.500	5/15/21
Freddie Mac	United States	487,875	500,856	6.500	9/25/43
Freddie Mac	United States	30,854,456	31,830,318	6.500	10/25/43
Freddie Mac	United States	12,585,467	13,083,021	7.000	8/25/23
Freddie Mac	United States	123	123	8.000	2/1/08
Freddie Mac	United States	15,377	15,479	8.000	11/1/10
Freddie Mac	United States	4,338	4,344	8.250	2/1/17
Freddie Mac	United States	14,518	14,882	8.750	5/1/10
Freddie Mac Gold	United States	19,822,408	19,465,880	3.809	5/1/34
Freddie Mac Gold	United States	30,128,566	29,979,241	4.809	10/1/35
Freddie Mac Gold	United States	92,763,410	91,495,054	4.844	5/1/35

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac Gold	United States	94,628,212	90,615,653	5.000	8/1/33
Freddie Mac Gold	United States	53,686,581	53,867,742	5.384	11/1/35
Freddie Mac Gold	United States	13,103,403	13,114,229	5.500	8/1/14
Freddie Mac Gold	United States	14,132,173	14,143,849	5.500	1/1/17
Freddie Mac Gold	United States	3,128,803	3,177,511	6.000	10/1/13
Freddie Mac Gold	United States	11,042,619	11,200,804	6.000	4/1/14
Freddie Mac Gold	United States	10,591,467	10,762,724	6.000	10/1/14
Freddie Mac Gold	United States	2,406,120	2,440,590	6.000	9/1/15
Freddie Mac Gold	United States	3,209,706	3,256,655	6.000	5/1/16
Freddie Mac Gold	United States	38,764,508	39,318,777	6.000	6/1/16
Freddie Mac Gold	United States	26,972,894	27,358,562	6.000	10/1/16
Freddie Mac Gold	United States	17,449,543	17,710,768	6.000	5/1/17
Freddie Mac Gold	United States	13,375,745	13,575,984	6.000	2/1/18
Freddie Mac Gold	United States	8,934,540	9,092,754	6.000	10/1/18
Freddie Mac Gold	United States	53,476,880	53,846,694	6.000	6/1/35
Freddie Mac Gold	United States	39,078,920	39,809,886	6.327	11/1/36
Freddie Mac Gold	United States	3,063,835	3,146,249	6.500	7/1/14
Freddie Mac Gold	United States	12,564,539	12,744,369	6.500	11/1/14
Freddie Mac Gold	United States	4,771,413	4,898,098	6.500	5/1/16
Freddie Mac Gold	United States	8,615,612	8,837,181	6.500	3/1/17
Freddie Mac Gold	United States	5,072,384	5,202,831	6.500	8/1/17
Freddie Mac Gold	United States	2,476,027	2,539,703	6.500	8/1/17
Freddie Mac Gold	United States	6,265,790	6,432,153	6.500	11/1/17
Freddie Mac Gold	United States	8,829,308	9,056,372	6.500	12/1/17
Freddie Mac Gold	United States	8,562,577	8,782,782	6.500	3/1/18
Freddie Mac Gold	United States	4,588,500	4,706,503	6.500	9/1/18
Freddie Mac Gold	United States	58,473,540	59,661,841	6.500	10/1/26
Freddie Mac Gold	United States	99,097,018	101,551,858	6.500	12/1/32
Freddie Mac Gold	United States	5,889,641	6,035,540	6.500	4/1/33
Freddie Mac Gold	United States	168,702	169,764	7.000	5/1/08
Freddie Mac Gold	United States	308,548	311,229	7.000	12/1/08
Freddie Mac Gold	United States	317,673	321,655	7.000	8/1/09
Freddie Mac Gold	United States	420,775	430,994	7.000	4/1/15
Freddie Mac Gold	United States	369,613	385,106	7.470	3/17/23
Freddie Mac Gold	United States	1,387,626	1,451,525	7.750	7/25/21
Freddie Mac Gold	United States	41,563	44,407	8.500	1/1/23
General Electric Co. FRN	United States	190,000,000	187,490,860	5.486	11/1/12
Ginnie Mae	United States	3,131,287	3,277,917	7.500	11/15/24
Ginnie Mae	United States	1,367,006	1,431,464	7.500	10/15/25
Ginnie Mae	United States	373,110	394,690	7.970	4/15/20
Ginnie Mae	United States	441,284	467,055	7.970	5/15/20
Ginnie Mae	United States	266,643	280,534	7.970	8/15/20
Ginnie Mae	United States	356,901	375,545	7.970	8/15/20
Ginnie Mae	United States	428,999	454,150	7.970	10/15/20
Ginnie Mae	United States	324,111	342,803	7.970	1/15/21
GMAC, LLC	United States	201,105,000	191,384,389	6.875	9/15/11
GMAC, LLC	United States	20,691,000	19,372,988	6.875	8/28/12
GMAC, LLC	United States	6,145,000	6,095,004	7.750	1/19/10
GMAC, LLC	United States	45,915,000	45,046,380	8.000	11/1/31
HCA, Inc.	United States	20,420,000	17,127,275	5.750	3/15/14
HCA, Inc.	United States	47,740,000	42,249,900	6.250	2/15/13
HCA, Inc.	United States	11,400,000	10,245,750	6.300	10/1/12
HCA, Inc.	United States	22,000,000	18,700,000	6.500	2/15/16
HCA, Inc.	United States	27,400,000	24,660,000	6.750	7/15/13
HCA, Inc.	United States	50,090,000	46,708,925	6.950	5/1/12
HCA, Inc.	United States	23,798,000	23,381,535	7.875	2/1/11
HCA, Inc.	United States	27,750,000	28,096,875	8.750	9/1/10
Health Net, Inc.	United States	18,675,000	17,952,856	6.375	6/1/17

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
HSBC Holdings PLC	United Kingdom	23,000,000	23,237,912	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	45,000,000	45,293,940	6.500	9/15/37
JPMorgan Chase (Bank One) Capital III	United States	28,187,000	33,634,842	8.750	9/1/30
JPMorgan Chase Capital XVII	United States	5,955,000	5,327,808	5.850	8/1/35
Kaupthing Bank	Iceland	65,060,000	65,660,439	7.125	5/19/16
Lafarge SA	France	33,715,000	34,208,885	6.500	7/15/16
Liberty Media Corp.	United States	35,755,000	20,737,900	3.750	2/15/30
Liberty Media Corp.	United States	18,975,000	12,238,875	4.000	11/15/29
Liberty Media Corp.	United States	25,143,000	24,640,140	8.250	2/1/30
Liberty Media Corp.	United States	32,630,000	32,985,961	8.500	7/15/29
Lockheed Martin Corp.	United States	7,000,000	7,101,529	6.150	9/1/36
Lockheed Martin Corp.	United States	18,500,000	20,799,957	7.650	5/1/16
Lockheed Martin Corp.	United States	8,500,000	9,915,853	7.750	5/1/26
Macy’s, Inc.	United States	21,275,000	19,569,830	6.700	7/15/34
Macy’s, Inc.	United States	6,000,000	5,642,856	6.900	4/1/29
Macy’s, Inc.	United States	54,484,000	51,192,077	6.900	1/15/32
Macy’s, Inc.	United States	9,300,000	9,651,912	7.450	10/15/16
Macy’s, Inc.	United States	5,900,000	6,214,694	7.625	8/15/13
Norfolk Southern Corp.	United States	13,000,000	14,517,867	7.700	5/15/17
Norfolk Southern Corp.	United States	7,389,000	9,686,410	9.750	6/15/20
Safeco Corp.	United States	15,131,000	15,165,635	4.875	2/1/10
Safeco Corp.	United States	13,672,000	14,679,941	7.250	9/1/12
SLM Student Loan Trust	United States	3,832,313	3,833,225	5.360	1/25/16
SLM Student Loan Trust	United States	44,300,000	44,276,787	5.360	4/25/17
SLM Student Loan Trust	United States	124,000,000	124,050,703	5.360	7/25/17
SLM Student Loan Trust	United States	65,000,000	65,027,677	5.370	10/25/17
Small Business Administration—504 Program	United States	42,096,994	40,348,651	4.570	6/1/25
Small Business Administration—504 Program	United States	20,012,636	19,808,331	4.920	10/1/23
Small Business Administration—504 Program	United States	35,318,090	35,506,650	5.360	11/1/25
Small Business Administration—504 Program	United States	49,304,083	50,148,036	5.640	4/1/26
Small Business Administration—504 Program	United States	12,080,000	12,299,507	5.710	6/1/27
Small Business Administration—504 Program	United States	55,274,549	56,574,767	5.820	6/1/26
Small Business Administration—504 Program	United States	2,965,966	3,027,624	6.000	9/1/18
Small Business Administration—504 Program	United States	6,286,885	6,428,637	6.150	4/1/18
Small Business Administration—504 Program	United States	11,215,564	11,578,084	6.340	5/1/21
Small Business Administration—504 Program	United States	9,262,630	9,623,818	6.625	7/1/21
Small Business Administration—504 Program	United States	2,169,589	2,231,173	6.700	12/1/16
Small Business Administration—504 Program	United States	4,588,584	4,756,189	6.800	6/1/19
Small Business Administration—504 Program	United States	4,302,395	4,447,701	6.900	9/1/17
Small Business Administration—504 Program	United States	3,529,971	3,658,193	7.200	6/1/17
Small Business Administration—504 Program	United States	4,691,420	4,922,139	7.210	9/1/20
Small Business Administration—504 Program	United States	7,676,063	8,064,636	7.390	7/1/20
Small Business Administration—504 Program	United States	12,441,671	13,059,295	7.470	4/1/20
Small Business Administration—504 Program	United States	4,899,617	5,217,080	8.030	5/1/20
The Travelers Companies, Inc.	United States	10,250,000	10,018,391	5.000	3/15/13
The Travelers Companies, Inc.	United States	9,160,000	8,946,389	5.500	12/1/15
The Travelers Companies, Inc.	United States	21,660,000	21,463,349	5.750	12/15/17
The Travelers Companies, Inc.	United States	22,000,000	22,575,124	6.250	6/20/16
The Travelers Companies, Inc.	United States	19,885,000	21,349,908	8.125	4/15/10
Time Warner, Inc. (AOL Time Warner)	United States	107,980,000	117,448,226	7.625	4/15/31
Time Warner, Inc. (AOL Time Warner)	United States	79,490,000	87,281,133	7.700	5/1/32
U.S. Treasury Notes	United States	200,000,000	199,437,600	3.375	2/15/08
U.S. Treasury Notes	United States	163,000,000	162,579,786	3.750	5/15/08
U.S. Treasury Notes	United States	200,000,000	200,812,400	4.875	4/30/08
Union Pacific Corp.	United States	8,320,000	7,866,019	4.875	1/15/15
Union Pacific Corp.	United States	2,935,000	2,876,435	5.375	5/1/14
Union Pacific Corp.	United States	36,921,430	38,337,367	5.866	7/2/30
Union Pacific Corp.	United States	15,720,000	16,106,256	6.125	1/15/12

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Union Pacific Corp.	United States	23,175,000	24,091,021	6.176	1/2/31
Union Pacific Corp.	United States	33,981,213	36,030,620	6.330	1/2/20
Union Pacific Corp.	United States	3,550,000	3,680,062	6.500	4/15/12
Union Planters Mortgage Finance Corp.	United States	3,672,582	3,812,238	7.700	12/25/24
Unum Group	United States	27,430,000	26,709,743	6.750	12/15/28
Unum Group	United Kingdom	10,200,000	10,402,776	6.850	11/15/15
Unum Group	United States	8,500,000	8,236,364	7.190	2/1/28
Unum Group	United States	12,130,000	12,405,897	7.250	3/15/28
Unum Group	United States	19,470,000	20,230,420	7.375	6/15/32
Unum Group	United States	15,330,000	16,321,269	7.625	3/1/11
Wachovia Corp. FRN	United States	186,000,000	184,395,750	5.490	4/23/12
WellPoint, Inc.	United States	13,070,000	12,442,078	5.000	12/15/14
WellPoint, Inc.	United States	77,600,000	74,178,150	5.250	1/15/16
WellPoint, Inc.	United States	1,275,000	1,266,029	5.875	6/15/17
Wyeth	United States	35,000,000	34,214,810	5.450	4/1/17
Wyeth	United States	70,724,000	70,328,228	5.500	2/1/14
Wyeth	United States	10,665,000	10,447,541	5.500	2/15/16
Xerox Corp.	United States	10,000,000	10,123,690	6.400	3/15/16
Xerox Corp.	United States	135,655,000	140,785,608	6.875	8/15/11
Xerox Corp.	United States	18,425,000	19,137,550	7.125	6/15/10
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	374,371,000	374,371,000	4.780	10/1/07
Macy’s, Inc. Commercial Paper	United States	35,000,000	34,953,625		10/10/07
SSgA Prime Money Market Fund	United States	28,639,590	28,639,590
Time Warner, Inc. Commercial Paper	United States	28,000,000	27,986,000		10/4/07
Time Warner, Inc. Commercial Paper	United States	33,000,000	32,945,459		10/11/07
Time Warner, Inc. Commercial Paper	United States	35,000,000	34,906,122		10/18/07
WellPoint, Inc. Commercial Paper	United States	33,000,000	32,957,100		10/9/07

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2007. Dodge & Cox®. All rights reserved.

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of September 30, 2007

The following portfolio data for the Dodge & Cox International Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Aderans Holdings Co., Ltd.	Japan	5,062,700	106,000,901
Aegon NV	Netherlands	23,466,087	449,387,410
Akzo Nobel NV	Netherlands	4,436,100	365,622,890
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	19,764,582	206,324,551
Arkema	France	5,960,263	362,993,800
Avon Products, Inc.	United States	4,150,000	155,749,500
Bangkok Bank PCL Foreign	Thailand	14,261,800	47,851,408
Bangkok Bank PCL NVDR	Thailand	12,850,000	43,489,424
BASF AG	Germany	5,910,400	817,509,522
Bayer AG	Germany	13,577,000	1,080,681,861
Bezeq Israeli Telecommunication Corp., Ltd.	Israel	114,395,000	195,593,243
Brother Industries, Ltd.	Japan	19,358,500	247,742,959
Canadian Pacific Railway, Ltd.	Canada	1,641,169	115,357,769
Cemex SAB de CV ADR	Mexico	21,989,482	657,925,301
Central Japan Railway Co.	Japan	56,626	601,434,031
Centrica PLC	United Kingdom	30,061,936	234,032,860
Chartered Semiconductor Manufacturing, Ltd.	Singapore	122,102,000	89,593,524
Cheung Kong Holdings, Ltd.	Hong Kong	19,000,000	312,843,701
Consorcio Ara SAB de CV	Mexico	100,420,000	134,506,647
Corporacion Geo SAB de CV, Series B	Mexico	42,105,400	184,745,748
Cott Corp.	Canada	2,228,530	17,761,384
Credit Suisse Group	Switzerland	14,935,000	991,604,466
DBS Group Holdings, Ltd.	Singapore	29,042,000	422,286,907
Deutsche Post AG	Germany	18,550,000	539,607,892
Epcos AG	Germany	5,828,100	114,270,442
Fomento Economico Mexicano SAB de CV ADR	Mexico	8,142,174	304,517,308
Fujifilm Holdings Corp.	Japan	12,086,100	558,718,417
Fujitsu, Ltd.	Japan	2,909,000	20,564,210
GlaxoSmithKline PLC ADR	United Kingdom	24,579,900	1,307,650,680
Grupo Financiero Banorte SAB de CV	Mexico	43,834,600	173,536,506
Grupo Televisa SA ADR	Mexico	23,128,492	559,015,652
Haci Omer Sabanci Holding AS	Turkey	49,637,212	318,714,493
Hang Lung Group, Ltd.	Hong Kong	19,506,000	111,533,114
Hang Lung Properties, Ltd.	Hong Kong	13,176,000	58,982,975
Hitachi, Ltd.	Japan	150,318,000	1,001,116,702
Honda Motor Co., Ltd. ADR	Japan	23,721,300	791,342,568
HSBC Holdings PLC	United Kingdom	77,910,000	1,441,806,596
Imperial Chemical Industries PLC	United Kingdom	45,795,762	610,911,243
Infineon Technologies AG	Germany	57,127,800	984,867,967
Kasikornbank PCL Foreign	Thailand	96,725,600	232,818,731
Kasikornbank PCL NVDR	Thailand	77,094,600	182,192,928
Koninklijke Philips Electronics NV	Netherlands	14,635,000	660,496,701
Kookmin Bank ADR	South Korea	6,828,100	559,835,919
KT Corp. ADR	South Korea	21,858,400	547,552,920
Kyocera Corp.	Japan	1,573,400	147,525,513
Lafarge SA	France	4,821,025	746,918,688
Lanxess AG	Germany	5,842,359	277,252,690
LG.Philips LCD Co., Ltd. ADR	South Korea	8,295,800	198,601,452
Liberty Global, Inc., Series A	United States	6,521,805	267,524,441
Liberty Global, Inc., Series C	United States	4,464,971	172,615,779
Makhteshim-Agan Industries, Ltd.	Israel	29,459,809	260,797,762
Matsushita Electric Industrial Co., Ltd.	Japan	64,356,000	1,207,392,853
Mediceo Paltac Holdings Co., Ltd.	Japan	25,959,700	396,859,210

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Millea Holdings, Inc.	Japan	18,371,500	738,922,474
Mitsubishi UFJ Financial Group	Japan	59,600,000	537,617,839
Mitsubishi UFJ Financial Group ADR	Japan	67,666,500	614,411,820
Motorola, Inc.	United States	41,700,000	772,701,000
Naspers, Ltd.	South Africa	23,927,243	663,431,982
Nestle SA	Switzerland	1,556,000	698,980,459
News Corp., Class A	United States	45,144,892	992,736,175
Nexans SA	France	860,000	141,455,638
Nippon Yusen Kabushiki Kaisha	Japan	31,668,000	309,332,660
Nokia Oyj	Finland	38,262,500	1,454,580,293
Norsk Hydro ASA ADR	Norway	23,390,500	1,013,978,175
Nortel Networks Corp.	Canada	9,990,705	169,642,171
Nova Chemicals Corp.	Canada	899,836	34,733,670
Novartis AG ADR	Switzerland	27,500,000	1,511,400,000
Qimonda AG ADR	Germany	15,800,000	178,540,000
Royal Bank of Scotland Group PLC	United Kingdom	63,902,916	686,412,545
Royal Dutch Shell PLC ADR	United Kingdom	12,078,400	992,602,912
Sanofi-Aventis	France	15,985,500	1,353,538,551
Schlumberger, Ltd.	United States	9,533,000	1,000,965,000
Schneider Electric SA	France	7,285,000	920,380,671
Seiko Epson Corp.	Japan	13,865,000	343,411,178
Shinhan Financial Group Co., Ltd. ADR	South Korea	2,328,784	298,782,987
Shinsei Bank, Ltd.	Japan	74,153,000	233,695,085
Sony Corp.	Japan	18,037,600	874,674,026
Standard Bank Group, Ltd.	South Africa	42,846,234	618,565,955
Standard Chartered PLC	United Kingdom	31,755,000	1,039,530,730
Swiss Life Holding	Switzerland	1,645,000	426,703,886
Swiss Reinsurance Co.	Switzerland	8,295,795	738,908,260
Telekomunik Indonesia ADR	Indonesia	2,523,047	123,175,154
Tesco PLC	United Kingdom	105,964,379	952,306,832
The Bank of Yokohama, Ltd.	Japan	75,515,000	521,337,178
Thomson	France	17,885,792	272,385,284
Tiger Brands, Ltd.	South Africa	7,552,043	199,343,768
TNT NV	Netherlands	13,875,249	581,690,978
Total SA	France	11,722,000	953,088,308
Toto, Ltd.	Japan	37,907,000	274,901,241
Unilever NV	Netherlands	7,451,700	229,884,945
Vodafone Group PLC ADR	United Kingdom	26,156,562	949,483,201
Volvo AB	Sweden	43,058,000	750,028,786
Wienerberger AG	Austria	2,996,362	187,398,936
Wienerberger AG Rights	Austria	2,576,362	0
Yamaha Corp.	Japan	14,851,000	332,924,085
Yamaha Motor Co., Ltd.	Japan	15,200,000	387,724,720
PREFERRED STOCKS
Petroleo Brasileiro SA ADR	Brazil	11,758,400	760,768,480
Sadia SA ADR	Brazil	4,939,921	275,153,600
Ultrapar Participacoes SA ADR	Brazil	6,819,785	264,130,273
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	1,100,096,000	1,100,096,000	4.78	10/1/07
Macy’s, Inc. Commercial Paper	United States	50,000,000	49,933,750		10/10/07
SSgA Prime Money Market Fund	United States	51,312,757	51,312,757
Time Warner, Inc. Commercial Paper	United States	95,000,000	94,952,500		10/4/07
Time Warner, Inc. Commercial Paper	United States	50,000,000	49,917,361		10/11/07
Time Warner, Inc. Commercial Paper	United States	50,000,000	49,865,889		10/18/07
UBS Americas, Inc. Commercial Paper	United States	45,000,000	44,978,737		10/4/07
WellPoint, Inc. Commercial Paper	United States	50,000,000	50,000,000		10/1/07
WellPoint, Inc. Commercial Paper	United States	25,000,000	24,964,375		10/10/07

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
WellPoint, Inc. Commercial Paper	United States	100,000,000	99,824,306		10/12/07

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2007. Dodge & Cox®. All rights reserved.

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2007

The following portfolio data for the Dodge & Cox Income Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
FIXED-INCOME SECURITIES
AT&T Corp.	United States	182,915,000	222,553,961	8.000	11/15/31
Bank of America	United States	105,000,000	101,850,945	5.300	3/15/17
BankAmerica Capital II	United States	14,550,000	15,127,489	8.000	12/15/26
BankAmerica Capital VI	United States	21,450,000	19,160,985	5.625	3/8/35
BankAmerica Capital XI	United States	64,360,000	65,117,561	6.625	5/23/36
Boston Properties, Inc.	United States	17,319,000	16,237,295	5.000	6/1/15
Boston Properties, Inc.	United States	34,860,000	34,017,116	5.625	4/15/15
Boston Properties, Inc.	United States	60,782,000	62,474,625	6.250	1/15/13
Boston Scientific Corp.	United States	32,375,000	29,056,562	5.450	6/15/14
Boston Scientific Corp.	United States	15,000,000	13,650,000	6.250	11/15/15
Boston Scientific Corp.	United States	46,602,000	42,524,325	6.400	6/15/16
Burlington Northern Santa Fe Railway	United States	7,883,000	7,433,764	4.300	7/1/13
Burlington Northern Santa Fe Railway	United States	7,835,000	7,438,714	4.875	1/15/15
Burlington Northern Santa Fe Railway	United States	10,423,041	10,357,379	5.342	4/1/24
Burlington Northern Santa Fe Railway	United States	44,364,230	44,083,251	5.629	4/1/24
Burlington Northern Santa Fe Railway	United States	31,277,410	31,259,080	5.720	1/15/24
Burlington Northern Santa Fe Railway	United States	54,625,000	56,454,626	5.996	4/1/24
Burlington Northern Santa Fe Railway	United States	22,292,592	25,018,530	7.570	1/2/21
Burlington Northern Santa Fe Railway	United States	7,003,425	7,980,403	8.251	1/15/21
Capital One Financial Corp.	United States	130,000,000	133,111,680	6.750	9/15/17
CIGNA Corp.	United States	38,000,000	35,930,976	6.150	11/15/36
CIGNA Corp.	United States	28,755,000	29,587,716	6.375	10/15/11
CIGNA Corp.	United States	13,665,000	14,368,665	7.000	1/15/11
CIGNA Corp.	United States	3,597,000	3,905,860	7.650	3/1/23
CIGNA Corp.	United States	27,840,000	31,108,334	7.875	5/15/27
CIGNA Corp.	United States	7,375,000	8,547,035	8.300	1/15/33
Comcast Corp.	United States	75,040,000	72,854,235	5.300	1/15/14
Comcast Corp.	United States	24,960,000	24,753,381	5.850	11/15/15
Comcast Corp.	United States	52,600,000	51,739,517	5.875	2/15/18
Comcast Corp.	United States	33,925,000	33,747,911	5.900	3/15/16
Comcast Corp.	United States	31,360,000	31,875,370	6.300	11/15/17
Comcast Corp.	United States	41,870,000	43,191,459	6.500	1/15/17
Cox Communications, Inc.	United States	105,760,000	102,599,257	5.450	12/15/14
Cox Communications, Inc.	United States	75,790,000	74,495,128	5.875	12/1/16
CSX Transportation, Inc.	United States	10,272,000	13,096,625	9.750	6/15/20
Dept. of Veterans Affairs	United States	30,947,029	32,787,124	7.500	6/15/27
Dept. of Veterans Affairs	United States	1,163,998	1,241,041	8.181	10/15/27
Dept. of Veterans Affairs	United States	421,802	468,651	9.293	5/15/25
Dillard’s, Inc.	United States	4,985,000	4,891,531	6.625	11/15/08
Dillard’s, Inc.	United States	28,825,000	23,960,781	7.000	12/1/28
Dillard’s, Inc.	United States	24,015,000	21,073,162	7.130	8/1/18
Dillard’s, Inc.	United States	21,666,000	19,526,483	7.750	7/15/26
Dillard’s, Inc.	United States	12,803,000	11,538,704	7.750	5/15/27
Dillard’s, Inc.	United States	550,000	560,313	9.500	9/1/09
Dow Chemical Co.	United States	54,087,000	52,983,896	4.027	9/30/09
Dow Chemical Co.	United States	9,875,000	10,122,438	6.000	10/1/12
Dow Chemical Co.	United States	29,739,000	32,542,823	7.375	11/1/29
Fannie Mae	United States	33,956,760	33,609,583	4.122	12/1/36
Fannie Mae	United States	18,325,445	18,303,239	4.227	9/1/34
Fannie Mae	United States	18,549,381	18,227,760	4.259	1/1/35
Fannie Mae	United States	14,802,829	14,380,025	4.485	1/1/35
Fannie Mae	United States	58,851,348	58,217,690	4.488	1/1/35
Fannie Mae	United States	12,987,579	12,075,425	4.500	8/1/33

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	20,264,297	18,841,080	4.500	9/1/33
Fannie Mae	United States	34,950,038	32,495,401	4.500	10/1/33
Fannie Mae	United States	53,882,465	50,133,852	4.500	11/1/33
Fannie Mae	United States	11,904,388	11,790,594	4.500	6/1/35
Fannie Mae	United States	14,907,532	14,766,203	4.500	7/1/35
Fannie Mae	United States	23,415,427	23,072,696	4.543	8/1/34
Fannie Mae	United States	21,935,162	21,676,856	4.599	10/1/34
Fannie Mae	United States	20,604,390	20,433,353	4.655	8/1/35
Fannie Mae	United States	39,778,093	39,467,873	4.665	1/1/36
Fannie Mae	United States	5,434,760	5,430,824	4.704	8/1/34
Fannie Mae	United States	16,746,377	16,583,674	4.730	7/1/35
Fannie Mae	United States	17,193,990	17,029,635	4.763	7/1/35
Fannie Mae	United States	29,831,152	29,608,235	4.767	10/1/35
Fannie Mae	United States	23,940,350	23,748,636	4.769	11/1/36
Fannie Mae	United States	51,606,786	51,254,911	4.797	8/1/35
Fannie Mae	United States	32,490,825	32,237,723	4.814	1/1/36
Fannie Mae	United States	19,574,641	19,395,085	4.867	12/1/35
Fannie Mae	United States	16,417,317	16,328,789	4.878	10/1/35
Fannie Mae	United States	27,388,916	27,299,618	4.995	4/1/35
Fannie Mae	United States	111,808,051	107,030,193	5.000	11/1/33
Fannie Mae	United States	24,307,306	23,268,590	5.000	3/1/34
Fannie Mae	United States	32,337,274	30,955,416	5.000	3/1/34
Fannie Mae	United States	133,992,752	128,266,882	5.000	3/1/34
Fannie Mae	United States	22,437,804	22,330,703	5.008	9/1/35
Fannie Mae	United States	124,217,763	124,514,112	5.039	7/1/35
Fannie Mae	United States	17,868,780	17,766,901	5.092	7/1/35
Fannie Mae	United States	29,917,280	29,975,950	5.253	1/1/37
Fannie Mae	United States	36,554,502	36,541,556	5.425	6/1/17
Fannie Mae	United States	20,593,591	20,627,091	5.500	9/1/14
Fannie Mae	United States	9,180,863	9,195,798	5.500	9/1/14
Fannie Mae	United States	6,940,936	6,952,227	5.500	8/1/15
Fannie Mae	United States	4,084,398	4,091,042	5.500	8/1/15
Fannie Mae	United States	9,679,243	9,695,316	5.500	4/1/16
Fannie Mae	United States	7,896,815	7,909,928	5.500	1/1/17
Fannie Mae	United States	9,213,446	9,228,745	5.500	7/1/17
Fannie Mae	United States	514,082	514,501	5.500	9/1/17
Fannie Mae	United States	7,253,666	7,259,584	5.500	10/1/17
Fannie Mae	United States	2,849,283	2,851,608	5.500	11/1/17
Fannie Mae	United States	35,384,628	35,413,497	5.500	12/1/17
Fannie Mae	United States	10,518,862	10,527,443	5.500	1/1/18
Fannie Mae	United States	3,113,993	3,119,164	5.500	1/1/18
Fannie Mae	United States	17,384,935	17,413,804	5.500	2/1/18
Fannie Mae	United States	10,581,223	10,589,855	5.500	3/1/18
Fannie Mae	United States	19,346,880	19,379,006	5.500	4/1/18
Fannie Mae	United States	5,959,244	5,964,106	5.500	12/1/18
Fannie Mae	United States	91,968,262	92,120,979	5.500	12/1/18
Fannie Mae	United States	13,006,166	12,991,334	5.500	12/1/19
Fannie Mae	United States	127,829,240	127,901,144	5.500	1/1/21
Fannie Mae	United States	36,988,529	36,928,422	5.500	1/1/22
Fannie Mae	United States	13,019,268	12,788,627	5.500	10/1/33
Fannie Mae	United States	12,404,755	12,185,000	5.500	2/1/34
Fannie Mae	United States	186,608,073	183,302,238	5.500	5/1/34
Fannie Mae	United States	23,999,070	23,581,968	5.500	8/1/35
Fannie Mae	United States	200,004,095	196,491,523	5.500	8/1/35
Fannie Mae	United States	2,034,463	2,064,776	6.000	4/1/13
Fannie Mae	United States	2,723,629	2,764,210	6.000	3/1/14
Fannie Mae	United States	2,250,478	2,284,352	6.000	6/1/14
Fannie Mae	United States	12,243,000	12,465,482	6.000	12/1/15

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	21,177,678	21,562,522	6.000	3/1/16
Fannie Mae	United States	4,487,823	4,557,745	6.000	7/1/16
Fannie Mae	United States	20,950,261	21,252,409	6.000	11/1/16
Fannie Mae	United States	13,223,799	13,429,832	6.000	1/1/17
Fannie Mae	United States	10,350,719	10,511,987	6.000	1/1/17
Fannie Mae	United States	2,617,265	2,657,767	6.000	4/1/17
Fannie Mae	United States	3,644,854	3,701,257	6.000	5/1/17
Fannie Mae	United States	24,025,244	24,399,567	6.000	7/1/17
Fannie Mae	United States	13,859,055	14,074,985	6.000	11/1/17
Fannie Mae	United States	48,657,879	49,382,869	6.000	11/1/17
Fannie Mae	United States	3,919,062	3,980,122	6.000	1/1/18
Fannie Mae	United States	16,018,660	16,266,544	6.000	2/1/18
Fannie Mae	United States	9,711,085	9,861,360	6.000	3/1/18
Fannie Mae	United States	16,003,848	16,253,194	6.000	3/1/18
Fannie Mae	United States	12,977,767	13,180,698	6.000	4/1/18
Fannie Mae	United States	6,000,039	6,092,888	6.000	8/1/18
Fannie Mae	United States	9,814,891	9,961,130	6.000	12/1/18
Fannie Mae	United States	23,970,715	24,344,188	6.000	1/1/19
Fannie Mae	United States	24,500,024	24,881,744	6.000	1/1/19
Fannie Mae	United States	56,148,818	57,023,640	6.000	2/1/19
Fannie Mae	United States	25,633,065	26,032,439	6.000	2/1/19
Fannie Mae	United States	7,732,677	7,853,156	6.000	2/1/19
Fannie Mae	United States	20,804,734	21,128,881	6.000	7/1/19
Fannie Mae	United States	16,085,257	16,335,872	6.000	8/1/19
Fannie Mae	United States	25,039,544	25,431,083	6.000	8/1/19
Fannie Mae	United States	14,925,686	15,158,234	6.000	8/1/19
Fannie Mae	United States	12,533,748	12,729,736	6.000	10/1/19
Fannie Mae	United States	53,457,177	54,290,062	6.000	12/1/19
Fannie Mae	United States	18,372,964	18,625,168	6.000	1/1/20
Fannie Mae	United States	63,628,915	64,620,280	6.000	12/1/20
Fannie Mae	United States	103,773,623	105,161,595	6.000	12/1/21
Fannie Mae	United States	171,067,235	173,360,152	6.000	3/1/22
Fannie Mae	United States	33,058,448	33,506,228	6.000	3/1/22
Fannie Mae	United States	80,374,255	81,462,932	6.000	4/1/22
Fannie Mae	United States	126,322,511	128,015,688	6.000	8/1/22
Fannie Mae	United States	5,895,098	5,919,770	6.000	6/25/23
Fannie Mae	United States	24,638,261	24,852,142	6.000	11/1/28
Fannie Mae	United States	15,175,537	15,307,274	6.000	12/1/28
Fannie Mae	United States	24,926,666	25,268,413	6.000	12/25/31
Fannie Mae	United States	92,884,103	93,430,642	6.000	3/1/33
Fannie Mae	United States	13,612,593	13,681,343	6.000	2/1/34
Fannie Mae	United States	38,484,323	38,678,687	6.000	4/1/34
Fannie Mae	United States	19,114,708	19,211,246	6.000	8/1/34
Fannie Mae	United States	186,072,675	187,012,429	6.000	4/1/35
Fannie Mae	United States	143,427,077	144,271,014	6.000	4/1/35
Fannie Mae	United States	145,992,017	147,044,595	6.000	4/1/35
Fannie Mae	United States	47,501,222	47,843,698	6.000	6/1/35
Fannie Mae	United States	156,620,372	157,749,579	6.000	6/1/35
Fannie Mae	United States	157,740,795	158,668,956	6.000	7/1/35
Fannie Mae	United States	116,808,883	117,496,197	6.000	7/1/35
Fannie Mae	United States	58,812,969	59,110,002	6.000	11/1/35
Fannie Mae	United States	28,857,530	29,088,592	6.157	8/25/47
Fannie Mae	United States	113,299,021	114,246,088	6.183	8/25/47
Fannie Mae	United States	1,367,506	1,397,791	6.500	11/1/12
Fannie Mae	United States	14,316,833	14,691,049	6.500	3/1/17
Fannie Mae	United States	9,500,463	9,757,580	6.500	6/1/17
Fannie Mae	United States	14,383,229	14,739,702	6.500	7/1/17
Fannie Mae	United States	22,855,294	23,452,691	6.500	7/1/17

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	19,690,582	20,205,259	6.500	1/1/18
Fannie Mae	United States	48,341,829	49,605,397	6.500	4/1/18
Fannie Mae	United States	34,043,826	34,933,670	6.500	6/1/18
Fannie Mae	United States	12,633,858	12,964,084	6.500	11/1/18
Fannie Mae	United States	30,374,926	31,284,942	6.500	4/1/19
Fannie Mae	United States	6,376,815	6,512,098	6.500	5/1/22
Fannie Mae	United States	24,165,399	24,811,183	6.500	10/1/24
Fannie Mae	United States	2,851,670	2,956,079	6.500	9/25/28
Fannie Mae	United States	16,820,137	17,436,324	6.500	10/25/28
Fannie Mae	United States	169,969,419	174,223,235	6.500	12/1/32
Fannie Mae	United States	7,663,300	7,855,089	6.500	1/1/34
Fannie Mae	United States	9,320,086	9,491,110	6.500	4/1/36
Fannie Mae	United States	82,184,205	83,067,502	6.500	9/1/37
Fannie Mae	United States	10,426,273	10,718,258	6.500	6/25/42
Fannie Mae	United States	16,524,500	16,967,958	6.500	12/25/42
Fannie Mae	United States	11,127,681	11,443,973	6.500	12/25/42
Fannie Mae	United States	2,565,041	2,652,614	6.500	12/25/45
Fannie Mae	United States	78,377	78,769	7.000	7/1/08
Fannie Mae	United States	687,334	702,085	7.000	12/1/10
Fannie Mae	United States	462,086	472,238	7.000	12/1/11
Fannie Mae	United States	3,561,864	3,711,220	7.000	4/1/32
Fannie Mae	United States	5,481,690	5,695,401	7.000	6/25/32
Fannie Mae	United States	7,796,641	8,074,463	7.000	12/25/41
Fannie Mae	United States	8,855,620	9,200,533	7.000	6/25/42
Fannie Mae	United States	4,497,625	4,658,329	7.000	6/25/42
Fannie Mae	United States	26,901,011	27,997,373	7.000	7/25/42
Fannie Mae	United States	8,103,279	8,413,547	7.000	10/25/42
Fannie Mae	United States	18,941,185	19,815,791	7.000	10/25/44
Fannie Mae	United States	2,458,899	2,556,673	7.000	3/25/45
Fannie Mae	United States	16,931,497	17,813,633	7.000	12/25/45
Fannie Mae	United States	312,847	315,966	7.500	11/1/14
Fannie Mae	United States	17,236,968	17,887,503	7.500	8/1/17
Fannie Mae	United States	4,826,738	5,080,325	7.500	7/25/41
Fannie Mae	United States	7,546,123	7,912,165	7.500	12/25/42
Fannie Mae	United States	35,545,534	37,499,255	7.500	3/25/44
Fannie Mae	United States	21,204,320	22,372,182	7.500	6/25/44
Fannie Mae	United States	273,338	290,375	7.500	12/25/45
Fannie Mae	United States	107,107	110,438	8.000	1/1/12
Fannie Mae	United States	23,417	23,693	8.000	8/1/22
Fannie Mae	United States	20,446,177	21,964,882	8.000	12/25/45
Fannie Mae Multifamily DUS	United States	13,590,000	13,018,769	4.750	3/1/15
Fannie Mae Multifamily DUS	United States	17,030,705	16,705,743	4.834	1/1/13
Fannie Mae Multifamily DUS	United States	15,752,957	15,466,813	4.866	2/1/13
Fannie Mae Multifamily DUS	United States	47,906,624	47,588,389	5.549	11/1/16
Fannie Mae Multifamily DUS	United States	2,568,319	2,606,396	5.677	12/1/12
Fannie Mae Multifamily DUS	United States	25,087,289	25,711,633	5.880	9/1/12
Fannie Mae Multifamily DUS	United States	22,094,979	22,694,812	5.931	4/1/12
Fannie Mae Multifamily DUS	United States	2,521,350	2,589,700	6.055	5/1/12
Fannie Mae Multifamily DUS	United States	13,073,348	13,448,160	6.087	3/1/12
Fannie Mae Multifamily DUS	United States	24,898,212	25,615,905	6.135	10/1/11
Fannie Mae Multifamily DUS	United States	22,487,523	23,150,345	6.224	5/1/11
Fannie Mae Multifamily DUS	United States	16,924,079	17,476,321	6.249	9/1/11
Fannie Mae Multifamily DUS	United States	1,191,347	1,207,900	6.379	7/1/09
FedEx Corp.	United States	24,193,870	25,372,970	6.720	7/15/23
FedEx Corp.	United States	2,895,580	3,237,649	7.650	7/15/24
Ford Motor Credit Co.	United States	220,905,000	207,013,168	7.250	10/25/11
Ford Motor Credit Co.	United States	273,233,000	261,818,145	7.375	2/1/11
Freddie Mac	United States	750,136	749,091	6.000	8/15/08

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac	United States	3,419,650	3,414,789	6.000	10/15/08
Freddie Mac	United States	8,365,831	8,424,334	6.000	9/15/30
Freddie Mac	United States	36,024,472	37,134,281	6.500	6/15/32
Freddie Mac	United States	7,591,431	7,893,522	7.092	7/25/33
Freddie Mac	United States	416	416	7.500	10/1/08
Freddie Mac	United States	514	514	8.000	1/1/08
Freddie Mac	United States	336	337	8.000	5/1/09
Freddie Mac Gold	United States	15,960,287	15,690,482	4.149	1/1/35
Freddie Mac Gold	United States	11,203,815	11,041,651	4.164	3/1/35
Freddie Mac Gold	United States	12,725,393	12,532,118	4.330	8/1/34
Freddie Mac Gold	United States	31,646,055	31,169,225	4.410	9/1/35
Freddie Mac Gold	United States	8,606,087	8,551,700	4.497	4/1/35
Freddie Mac Gold	United States	26,086,012	24,279,445	4.500	7/1/33
Freddie Mac Gold	United States	36,865,788	36,661,193	4.591	4/1/36
Freddie Mac Gold	United States	16,510,197	16,427,762	4.678	8/1/35
Freddie Mac Gold	United States	63,642,644	63,117,108	4.725	2/1/34
Freddie Mac Gold	United States	19,289,552	19,126,844	4.725	8/1/35
Freddie Mac Gold	United States	12,149,572	11,967,277	4.825	2/1/35
Freddie Mac Gold	United States	21,929,979	21,872,596	4.856	10/1/35
Freddie Mac Gold	United States	22,761,737	22,530,930	4.866	1/1/36
Freddie Mac Gold	United States	69,128,310	68,976,218	5.131	1/1/36
Freddie Mac Gold	United States	28,433,912	28,348,563	5.175	5/1/37
Freddie Mac Gold	United States	37,256,772	37,287,262	5.308	1/1/37
Freddie Mac Gold	United States	70,189,915	70,011,502	5.343	7/1/37
Freddie Mac Gold	United States	47,639,967	47,863,991	5.484	3/1/37
Freddie Mac Gold	United States	15,486,595	15,500,809	5.500	11/1/13
Freddie Mac Gold	United States	9,163,150	9,171,710	5.500	7/1/14
Freddie Mac Gold	United States	6,440,162	6,445,991	5.500	10/1/16
Freddie Mac Gold	United States	5,100,613	5,105,229	5.500	10/1/16
Freddie Mac Gold	United States	26,262,851	26,267,699	5.500	11/1/18
Freddie Mac Gold	United States	91,553,437	91,383,114	5.500	10/1/20
Freddie Mac Gold	United States	71,493,997	70,730,420	5.500	11/1/23
Freddie Mac Gold	United States	68,581,098	69,011,000	5.559	4/1/37
Freddie Mac Gold	United States	27,773,511	28,070,380	5.863	8/1/36
Freddie Mac Gold	United States	21,311,719	21,382,521	5.908	1/1/36
Freddie Mac Gold	United States	972,249	988,998	6.000	4/1/13
Freddie Mac Gold	United States	640,639	651,517	6.000	5/1/13
Freddie Mac Gold	United States	1,015,542	1,033,525	6.000	12/1/13
Freddie Mac Gold	United States	6,484,611	6,581,600	6.000	12/1/13
Freddie Mac Gold	United States	3,724,032	3,777,379	6.000	4/1/14
Freddie Mac Gold	United States	2,827,832	2,868,266	6.000	2/1/15
Freddie Mac Gold	United States	10,012,424	10,163,185	6.000	8/1/16
Freddie Mac Gold	United States	10,803,139	10,964,865	6.000	9/1/16
Freddie Mac Gold	United States	21,778,815	22,104,851	6.000	5/1/17
Freddie Mac Gold	United States	5,006,332	5,080,645	6.000	6/1/17
Freddie Mac Gold	United States	20,163,801	20,463,110	6.000	8/1/17
Freddie Mac Gold	United States	19,825,037	20,121,825	6.000	12/1/17
Freddie Mac Gold	United States	12,147,311	12,327,625	6.000	1/1/18
Freddie Mac Gold	United States	5,274,349	5,353,308	6.000	2/1/18
Freddie Mac Gold	United States	12,933,583	13,128,493	6.000	2/1/19
Freddie Mac Gold	United States	68,809,293	69,678,853	6.000	2/1/22
Freddie Mac Gold	United States	17,432,392	17,586,335	6.000	7/1/25
Freddie Mac Gold	United States	41,524,486	41,833,968	6.000	2/1/33
Freddie Mac Gold	United States	68,697,688	69,023,518	6.000	3/1/35
Freddie Mac Gold	United States	423,661	431,718	6.500	2/1/11
Freddie Mac Gold	United States	1,027,477	1,047,017	6.500	4/1/12
Freddie Mac Gold	United States	1,042,867	1,070,512	6.500	6/1/12
Freddie Mac Gold	United States	5,190,419	5,330,035	6.500	7/1/14

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac Gold	United States	977,631	1,003,929	6.500	11/1/14
Freddie Mac Gold	United States	10,452,383	10,729,904	6.500	5/1/16
Freddie Mac Gold	United States	2,607,515	2,675,293	6.500	2/1/17
Freddie Mac Gold	United States	2,864,665	2,938,388	6.500	3/1/17
Freddie Mac Gold	United States	8,514,171	8,733,131	6.500	5/1/17
Freddie Mac Gold	United States	11,355,592	11,647,625	6.500	6/1/17
Freddie Mac Gold	United States	4,623,511	4,742,415	6.500	8/1/17
Freddie Mac Gold	United States	2,882,698	2,956,832	6.500	12/1/17
Freddie Mac Gold	United States	16,709,579	17,139,302	6.500	12/1/17
Freddie Mac Gold	United States	6,212,976	6,381,888	6.500	9/1/18
Freddie Mac Gold	United States	2,461,935	2,529,268	6.500	7/1/21
Freddie Mac Gold	United States	1,931,987	1,982,926	6.500	4/1/22
Freddie Mac Gold	United States	42,937,384	43,809,959	6.500	10/1/26
Freddie Mac Gold	United States	33,307,279	34,132,370	6.500	12/1/32
Freddie Mac Gold	United States	65,835,295	66,824,800	6.500	9/1/37
Freddie Mac Gold	United States	24,009	24,180	7.000	11/1/08
Freddie Mac Gold	United States	805,554	824,746	7.000	12/1/11
Freddie Mac Gold	United States	430,413	440,667	7.000	3/1/12
Freddie Mac Gold	United States	21,753,379	22,620,160	7.000	4/1/31
Freddie Mac Gold	United States	2,527,868	2,652,768	7.900	2/17/21
General Electric Co.	United States	34,994,000	34,688,362	5.000	2/1/13
Ginnie Mae	United States	234,416	236,450	7.000	4/15/09
Ginnie Mae	United States	2,015,912	2,114,222	7.000	5/15/28
Ginnie Mae	United States	2,575,692	2,621,632	7.250	7/16/28
Ginnie Mae	United States	472,426	493,046	7.500	9/15/17
Ginnie Mae	United States	3,914,109	4,097,397	7.500	11/15/24
Ginnie Mae	United States	2,365,772	2,483,055	7.500	5/15/25
Ginnie Mae	United States	147,865	155,309	7.800	6/15/20
Ginnie Mae	United States	181,344	190,510	7.800	7/15/20
Ginnie Mae	United States	112,535	118,253	7.800	7/15/20
Ginnie Mae	United States	361,406	378,903	7.800	8/15/20
Ginnie Mae	United States	176,703	186,276	7.800	9/15/20
Ginnie Mae	United States	77,385	81,322	7.800	10/15/20
Ginnie Mae	United States	151,143	158,127	7.800	11/15/20
Ginnie Mae	United States	366,810	384,665	7.800	1/15/21
Ginnie Mae	United States	168,887	177,523	7.800	1/15/21
GMAC, LLC	United States	329,925,000	313,977,745	6.875	9/15/11
GMAC, LLC	United States	43,000,000	40,260,911	6.875	8/28/12
GMAC, LLC	United States	118,605,000	116,361,231	8.000	11/1/31
GSMPS Mortgage Loan Trust	United States	12,951,118	13,941,919	8.500	6/25/34
HCA, Inc.	United States	28,700,000	24,072,125	5.750	3/15/14
HCA, Inc.	United States	39,655,000	35,094,675	6.250	2/15/13
HCA, Inc.	United States	19,690,000	16,736,500	6.500	2/15/16
HCA, Inc.	United States	29,463,000	26,516,700	6.750	7/15/13
HCA, Inc.	United States	141,385,000	131,841,512	6.950	5/1/12
HCA, Inc.	United States	54,800,000	53,841,000	7.875	2/1/11
HCA, Inc.	United States	54,920,000	55,606,500	8.750	9/1/10
Health Net, Inc.	United States	29,000,000	27,878,599	6.375	6/1/17
HSBC Holdings PLC	United Kingdom	41,875,000	42,308,155	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	71,700,000	72,168,344	6.500	9/15/37
JPMorgan Chase (Bank One) Capital III	United States	26,355,000	31,448,763	8.750	9/1/30
JPMorgan Chase Capital XV	United States	14,625,000	13,138,705	5.875	3/15/35
JPMorgan Chase Capital XVII	United States	22,090,000	19,763,437	5.850	8/1/35
Kaupthing Bank	Iceland	107,308,000	108,298,345	7.125	5/19/16
Lafarge SA	France	53,500,000	54,283,712	6.500	7/15/16
Liberty Media Corp.	United States	44,370,000	25,734,600	3.750	2/15/30
Liberty Media Corp.	United States	25,675,000	16,560,375	4.000	11/15/29
Liberty Media Corp.	United States	65,665,000	64,351,700	8.250	2/1/30

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Liberty Media Corp.	United States	32,360,000	32,713,015	8.500	7/15/29
Lockheed Martin Corp.	United States	16,684,000	16,925,988	6.150	9/1/36
Lockheed Martin Corp.	United States	15,025,000	16,892,938	7.650	5/1/16
Macy’s, Inc.	United States	20,550,000	18,745,114	6.700	9/15/28
Macy’s, Inc.	United States	60,490,000	55,641,787	6.700	7/15/34
Macy’s, Inc.	United States	21,315,000	20,046,246	6.900	4/1/29
Macy’s, Inc.	United States	24,815,000	23,315,678	6.900	1/15/32
Macy’s, Inc.	United States	29,325,000	27,919,922	7.000	2/15/28
Macy’s, Inc.	United States	7,155,000	7,536,633	7.625	8/15/13
Nordstrom, Inc.	United States	12,620,000	13,198,337	6.950	3/15/28
Norfolk Southern Corp.	United States	29,475,000	32,916,472	7.700	5/15/17
Norfolk Southern Corp.	United States	14,188,000	18,599,376	9.750	6/15/20
Safeco Corp.	United States	15,150,000	15,184,678	4.875	2/1/10
Safeco Corp.	United States	18,122,000	19,458,008	7.250	9/1/12
SLM Student Loan Trust	United States	19,368,352	19,375,302	5.330	4/25/12
SLM Student Loan Trust	United States	37,871,078	37,890,634	5.350	10/25/16
SLM Student Loan Trust	United States	35,000,000	34,934,970	5.360	10/25/16
SLM Student Loan Trust	United States	183,000,000	183,074,829	5.360	7/25/17
SLM Student Loan Trust	United States	15,341,299	15,340,993	5.360	4/25/18
SLM Student Loan Trust	United States	9,801,162	9,800,574	5.370	4/27/15
SLM Student Loan Trust	United States	10,000,000	10,004,139	5.370	10/25/17
SLM Student Loan Trust	United States	56,000,000	55,997,200	5.440	7/25/19
Small Business Administration—504 Program	United States	9,871,706	9,518,115	4.625	2/1/25
Small Business Administration—504 Program	United States	17,879,053	17,325,819	4.750	7/1/25
Small Business Administration—504 Program	United States	20,436,442	19,814,645	4.760	9/1/25
Small Business Administration—504 Program	United States	20,042,148	19,593,414	4.840	5/1/25
Small Business Administration—504 Program	United States	7,667,731	7,524,225	4.870	12/1/24
Small Business Administration—504 Program	United States	6,685,999	6,501,033	4.950	3/1/25
Small Business Administration—504 Program	United States	6,423,963	6,366,060	5.100	12/1/22
Small Business Administration—504 Program	United States	14,094,747	13,928,939	5.120	12/1/26
Small Business Administration—504 Program	United States	20,650,132	20,603,356	5.210	1/1/26
Small Business Administration—504 Program	United States	42,213,896	42,186,297	5.230	3/1/27
Small Business Administration—504 Program	United States	27,830,504	27,845,658	5.320	1/1/27
Small Business Administration—504 Program	United States	43,610,000	43,984,584	5.320	4/1/27
Small Business Administration—504 Program	United States	5,992,769	6,037,918	5.350	2/1/26
Small Business Administration—504 Program	United States	18,154,082	18,224,937	5.370	10/1/26
Small Business Administration—504 Program	United States	30,759,591	31,161,247	5.570	3/1/26
Small Business Administration—504 Program	United States	26,345,424	26,860,780	5.780	12/1/21
Small Business Administration—504 Program	United States	1,615,160	1,643,160	5.800	12/1/18
Small Business Administration—504 Program	United States	30,445,000	31,156,089	5.820	7/1/27
Small Business Administration—504 Program	United States	52,838,683	54,628,853	6.070	7/1/26
Small Business Administration—504 Program	United States	2,680,548	2,742,999	6.150	8/1/18
Small Business Administration—504 Program	United States	1,768,867	1,797,411	6.300	12/1/13
Small Business Administration—504 Program	United States	1,903,488	1,948,655	6.300	3/1/19
Small Business Administration—504 Program	United States	8,051,287	8,262,234	6.350	3/1/18
Small Business Administration—504 Program	United States	2,462,651	2,504,431	6.500	3/1/13
Small Business Administration—504 Program	United States	1,839,362	1,873,581	6.500	1/1/14
Small Business Administration—504 Program	United States	3,488,989	3,543,773	6.550	5/1/13
Small Business Administration—504 Program	United States	2,187,379	2,248,244	6.550	10/1/17
Small Business Administration—504 Program	United States	10,912,618	11,338,145	6.625	7/1/21
Small Business Administration—504 Program	United States	1,059,856	1,078,139	6.650	6/1/13
Small Business Administration—504 Program	United States	942,006	957,270	6.750	4/1/13
Small Business Administration—504 Program	United States	1,146,356	1,164,377	7.000	10/1/12
Small Business Administration—504 Program	United States	728,724	743,122	7.000	2/1/13
Small Business Administration—504 Program	United States	4,365,907	4,542,665	7.000	7/1/19
Small Business Administration—504 Program	United States	681,452	694,735	7.050	9/1/12
Small Business Administration—504 Program	United States	1,590,562	1,649,390	7.300	5/1/17
Small Business Administration—504 Program	United States	1,391,248	1,456,403	7.300	9/1/19

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Small Business Administration—504 Program	United States	542,208	553,362	7.400	8/1/12
Small Business Administration—504 Program	United States	521,484	532,099	7.450	12/1/12
Small Business Administration—504 Program	United States	1,150,143	1,172,745	7.550	11/1/12
Small Business Administration—504 Program	United States	858,594	876,138	7.600	7/1/12
Small Business Administration—504 Program	United States	1,244,663	1,280,211	7.600	6/1/14
Small Business Administration—504 Program	United States	570,609	590,070	7.700	4/1/14
Small Business Administration—504 Program	United States	2,125,799	2,186,232	7.750	5/1/14
Small Business Administration—504 Program	United States	924,820	956,581	7.850	9/1/14
Small Business Administration—504 Program	United States	709,514	733,523	7.950	8/1/14
Small Business Administration—504 Program	United States	873,210	901,915	8.000	7/1/14
Small Business Administration—504 Program	United States	232,166	237,422	8.100	2/1/12
Small Business Administration—504 Program	United States	593,146	616,528	8.100	3/1/15
Small Business Administration—504 Program	United States	484,898	496,880	8.200	3/1/12
Small Business Administration—504 Program	United States	459,859	468,246	8.200	4/1/12
Small Business Administration—504 Program	United States	313,153	318,810	8.250	11/1/11
Small Business Administration—504 Program	United States	684,910	710,643	8.400	12/1/14
Small Business Administration—504 Program	United States	208,320	216,622	8.500	1/1/15
Small Business Administration—504 Program	United States	802,860	833,234	8.650	11/1/14
The Travelers Companies, Inc.	United States	17,118,000	16,731,202	5.000	3/15/13
The Travelers Companies, Inc.	United States	14,067,000	13,738,958	5.500	12/1/15
The Travelers Companies, Inc.	United States	35,955,000	35,628,565	5.750	12/15/17
The Travelers Companies, Inc.	United States	44,360,000	45,519,659	6.250	6/20/16
The Travelers Companies, Inc.	United States	21,575,000	23,164,409	8.125	4/15/10
Time Warner, Inc. (AOL Time Warner)	United States	168,188,000	182,935,565	7.625	4/15/31
Time Warner, Inc. (AOL Time Warner)	United States	147,423,000	161,872,518	7.700	5/1/32
U.S. Treasury Notes	United States	276,500,000	276,175,942	3.000	11/15/07
U.S. Treasury Notes	United States	150,000,000	149,390,700	3.000	2/15/08
U.S. Treasury Notes	United States	325,000,000	322,029,175	3.125	10/15/08
U.S. Treasury Notes	United States	200,000,000	198,546,800	3.250	8/15/08
U.S. Treasury Notes	United States	300,000,000	297,398,400	3.250	1/15/09
U.S. Treasury Notes	United States	175,000,000	175,710,850	4.875	4/30/08
Union Pacific Corp.	United States	6,064,331	5,645,616	4.698	1/2/24
Union Pacific Corp.	United States	10,764,000	10,176,662	4.875	1/15/15
Union Pacific Corp.	United States	10,973,554	10,392,445	5.082	1/2/29
Union Pacific Corp.	United States	22,886,000	22,429,333	5.375	5/1/14
Union Pacific Corp.	United States	61,205,740	63,552,980	5.866	7/2/30
Union Pacific Corp.	United States	16,525,773	17,153,422	6.061	1/17/23
Union Pacific Corp.	United States	41,772,000	43,423,091	6.176	1/2/31
Union Pacific Corp.	United States	12,337,000	12,788,991	6.500	4/15/12
Union Pacific Corp.	United States	10,566,468	11,111,064	6.700	2/23/19
Union Pacific Corp.	United States	7,497,817	7,858,237	6.850	1/2/19
Union Pacific Corp.	United States	1,702,509	1,921,860	7.600	1/2/20
Unum Group	United States	18,760,000	18,267,400	6.750	12/15/28
Unum Group	United Kingdom	21,150,000	21,570,462	6.850	11/15/15
Unum Group	United States	11,640,000	11,278,974	7.190	2/1/28
Unum Group	United States	25,680,000	26,264,092	7.250	3/15/28
Unum Group	United States	31,040,000	32,252,298	7.375	6/15/32
Unum Group	United States	20,894,000	22,245,048	7.625	3/1/11
Wachovia Corp. FRN	United States	135,000,000	133,835,625	5.490	4/23/12
WellPoint, Inc.	United States	15,610,000	14,860,049	5.000	12/15/14
WellPoint, Inc.	United States	121,440,000	116,084,982	5.250	1/15/16
WellPoint, Inc.	United States	7,662,000	7,952,390	6.375	1/15/12
Wyeth	United States	47,445,000	46,380,619	5.450	4/1/17
Wyeth	United States	110,715,000	110,095,439	5.500	2/1/14
Wyeth	United States	15,000,000	14,694,150	5.500	2/15/16
Xerox Corp.	United States	25,510,000	25,825,533	6.400	3/15/16
Xerox Corp.	United States	46,241,000	47,329,837	6.750	2/1/17
Xerox Corp.	United States	52,625,000	54,615,330	6.875	8/15/11

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Xerox Corp.	United States	77,900,000	80,912,627	7.125	6/15/10
Xerox Corp.	United States	17,996,000	18,773,751	7.200	4/1/16
Xerox Corp.	United States	17,375,000	18,248,771	9.750	1/15/09
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	214,973,000	214,973,000	4.780	10/1/07
SSgA Prime Money Market Fund	United States	15,328,254	15,328,254
Time Warner, Inc. Commercial Paper	United States	15,000,000	14,992,500		10/4/07
Time Warner, Inc. Commercial Paper	United States	17,000,000	16,971,903		10/11/07
Time Warner, Inc. Commercial Paper	United States	24,000,000	23,941,000		10/16/07
Time Warner, Inc. Commercial Paper	United States	15,000,000	14,959,767		10/18/07
UBS Americas, Inc. Commercial Paper	United States	15,000,000	14,992,912		10/4/07
WellPoint, Inc. Commercial Paper	United States	17,000,000	16,977,900		10/9/07
WellPoint, Inc. Commercial Paper	United States	11,000,000	10,973,844		10/17/07

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2007. Dodge & Cox®. All rights reserved.

Dodge Cox Stock Fund (145)

Portfolio Holdings as of September 30, 2007

The following portfolio data for the Dodge & Cox Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Aegon NV	Netherlands	30,305,148	576,706,966
Alcoa, Inc.	United States	4,723,683	184,790,479
American International Group, Inc.	United States	14,418,984	975,444,268
Avaya, Inc.	United States	24,886,224	422,070,359
Avon Products, Inc.	United States	9,669,100	362,881,323
Baker Hughes, Inc.	United States	14,026,100	1,267,538,657
BMC Software, Inc.	United States	10,929,400	341,325,162
Boston Scientific Corp.	United States	45,215,100	630,750,645
Bristol-Myers Squibb Co.	United States	20,300,350	585,056,087
Capital One Financial Corp.	United States	19,347,511	1,285,255,156
Cardinal Health, Inc.	United States	23,319,250	1,458,152,702
Cemex SAB de CV ADR	Mexico	11,123,682	332,820,566
Chevron Corp.	United States	21,660,281	2,026,969,096
Chubb Corp.	United States	10,749,600	576,608,544
Citigroup, Inc.	United States	23,280,300	1,086,491,601
Citrix Systems, Inc.	United States	7,219,122	291,074,999
Comcast Corp., Class A	United States	92,342,945	2,232,852,410
Computer Sciences Corp.	United States	12,276,200	686,239,580
Compuware Corp.	United States	19,321,600	154,959,232
ConocoPhillips	United States	10,943,100	960,475,887
Covidien, Ltd.	United States	16,318,200	677,205,300
Dell, Inc.	United States	12,100,133	333,963,671
Dow Chemical Co.	United States	33,969,323	1,462,719,048
EBay, Inc.	United States	17,753,400	692,737,668
EchoStar Communications Corp.	United States	7,341,870	343,672,935
Electronic Data Systems Corp.	United States	34,221,000	747,386,640
Exxon Mobil Corp.	United States	6,879,400	636,757,264
FedEx Corp.	United States	12,059,250	1,263,206,438
Gap, Inc.	United States	23,460,000	432,602,400
General Electric Co.	United States	20,266,200	839,020,680
Genuine Parts Co.	United States	7,378,700	368,935,000
Genworth Financial, Inc., Class A	United States	7,895,000	242,613,350
GlaxoSmithKline PLC ADR	United Kingdom	31,418,900	1,671,485,480
Health Management Associates, Inc.	United States	15,306,600	106,227,804
Hewlett-Packard Co.	United States	57,099,293	2,842,973,798
Hitachi, Ltd. ADR	Japan	10,342,000	684,019,880
Home Depot, Inc.	United States	14,501,000	470,412,440
Honda Motor Co., Ltd. ADR	Japan	2,410,000	80,397,600
HSBC Holdings PLC	United Kingdom	7,900,500	731,586,300
International Paper Co.	United States	3,093,569	110,966,320
Interpublic Group of Companies, Inc.	United States	28,804,600	298,991,748
Johnson & Johnson	United States	4,571,350	300,337,695
Koninklijke Philips Electronics NV	Netherlands	8,102,100	364,108,374
Kyocera Corp. ADR	Japan	341,200	31,796,428
Legg Mason, Inc.	United States	3,900,000	328,731,000
Liberty Capital, Series A	United States	2,227,080	278,006,397
Liberty Global, Inc., Series A	United States	961,907	39,457,425
Liberty Global, Inc., Series C	United States	1,569,140	60,662,952
Liberty Interactive, Series A	United States	8,856,900	170,141,049
Loews Corp.	United States	11,574,400	559,622,240
Macy’s, Inc.	United States	10,872,962	351,414,132
Masco Corp.	United States	12,912,800	299,189,576
Matsushita Electric Industrial Co., Ltd. ADR	Japan	83,574,797	1,550,312,484

Dodge Cox Stock Fund (145)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
McDonald’s Corp.	United States	25,516,800	1,389,900,096
Molex, Inc., Class A	United States	5,068,903	128,547,380
Motorola, Inc.	United States	110,757,600	2,052,338,328
News Corp., Class A	United States	91,316,338	2,008,046,273
Nike, Inc., Class B	United States	5,011,800	293,992,188
Nova Chemicals Corp.	Canada	2,415,353	93,232,626
Novartis AG ADR	Switzerland	26,572,200	1,460,408,112
Occidental Petroleum Corp.	United States	15,010,800	961,892,064
Pfizer, Inc.	United States	71,025,600	1,735,155,408
Pitney Bowes, Inc.	United States	6,975,250	316,815,855
Rohm and Haas Co.	United States	8,034,700	447,291,749
Royal Dutch Shell PLC ADR	United Kingdom	9,737,864	799,478,634
Sanofi-Aventis ADR	France	42,599,600	1,807,075,032
Schlumberger, Ltd.	United States	8,990,764	944,030,220
SLM Corp.	United States	7,200,600	357,653,802
Sony Corp. ADR	Japan	38,500,000	1,850,310,000
Spectra Energy Corp.	United States	7,043,500	172,424,880
Sprint Nextel Corp.	United States	61,361,900	1,165,876,100
Sun Microsystems, Inc.	United States	36,547,800	205,033,158
The Travelers Companies, Inc.	United States	22,350,350	1,125,116,619
Thermo Fisher Scientific, Inc.	United States	7,722,900	445,765,788
Thomson ADR	France	6,486,900	98,860,356
Time Warner, Inc.	United States	90,845,400	1,667,921,544
Tyco Electronics, Ltd.	United States	17,482,900	619,419,147
Tyco International, Ltd.	United States	7,768,200	344,441,988
Union Pacific Corp.	United States	11,182,100	1,264,248,226
UnitedHealth Group, Inc.	United States	6,840,000	331,261,200
Unum Group	United States	7,300,750	178,649,353
Vodafone Group PLC ADR	United Kingdom	23,904,587	867,736,508
Wachovia Corp.	United States	34,990,070	1,754,752,010
Wal-Mart Stores, Inc.	United States	45,807,500	1,999,497,375
WellPoint, Inc.	United States	18,239,790	1,439,484,227
Wells Fargo & Co.	United States	11,365,100	404,824,862
Wyeth	United States	14,542,800	647,881,740
Xerox Corp.	United States	50,883,400	882,318,156
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	1,009,727,000	1,009,727,000	4.780	10/1/07
SSgA Prime Money Market Fund	United States	69,373,393	69,373,393

Dodge Cox Stock Fund (145)

Portfolio Holdings as of September 30, 2007

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com. Please read the prospectus carefully before investing.

Copyright© 1998-2007. Dodge & Cox®. All rights reserved.

Balanced Fund

Overview | Characteristics | Risks | Manager Biographies

The Dodge & Cox Balanced Fund is closed to new investors.

Objectives:

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy:

The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fixed Income Securities: The Fund primarily invests in a diversified portfolio of primarily investment-grade fixed income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

Fund Facts

Fund Inception Date	June 26, 1931
Total Net Assets (As of 9/30/07)	$28.8 billion
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.53%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	11%
Ticker Symbol	DODBX
CUSIP	256201104
Minimum Initial Investment*	$2,500
Minimum Initial IRA Investment*	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

*	The Dodge & Cox Balanced Fund is closed to new investors.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Balanced Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of September 30, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Balanced Fund	9.82%	11.16%	13.75%	10.19%	11.61%
Combined Index(a)	11.88%	9.42%	10.93%	6.65%	9.72%

Fund Characteristics as of September 30, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$88.86
Total Net Assets (billions)	$28.8
30-Day SEC Yield(b)	2.54%
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.53%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	11%
Fund Inception	1931
Stock Portfolio (66.0% of Fund)

Stock Characteristics	Fund
Number of Stocks	87
Median Market
Capitalization (billions)	$29
Price-to-Earnings Ratio(c)	14.1	x
Foreign Stocks (%)(d)	12.5%

Five Largest Sectors (%)	Fund
Consumer Discretionary	13.8
Health Care	12.7
Information Technology	10.9
Financials	10.0
Energy	7.6
Fixed-Income Portfolio (31.4% of Fund)

Fixed-Income Characteristics	Fund
Number of Fixed-Income Securities	332
Effective Maturity	6.8 Years
Effective Duration	4.1 Years

Credit Quality (%)(f)	Fund
U.S. Gov’t. & Gov’t. Related	18.1
Aaa	1.5
Aa	2.2
A	2.0
Baa	4.0
Ba	1.8
B	1.1
Caa	0.7
Average Quality	Aa2

Asset Allocation

Ten Largest Stocks (%)(e)	Fund
Hewlett-Packard Co.	2.8
Comcast Corp.	2.0
Chevron Corp.	2.0
Motorola, Inc.	2.0
Wal-Mart Stores, Inc.	1.9
News Corp.	1.9
Sony Corp. (Japan)	1.7
Sanofi-Aventis (France)	1.7
GlaxoSmithKline PLC (United Kingdom)	1.6
Pfizer, Inc.	1.6

Sector Diversification (%)	Fund
U.S. Treasury & Government Related	3.0
Mortgage-Related Securities	15.1
Asset-Backed Securities	0.8
Corporate	12.5

Five Largest Corporate Fixed-Income Issuers (%)(e)	Fund
Ford Motor Credit Co.	0.9
GMAC, LLC	0.9
HCA, Inc.	0.7
Time Warner, Inc. (AOL Time Warner)	0.7
General Electric Co.	0.7

(a)

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks.

(b)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(d)	Foreign stocks are U.S. dollar-denominated.
(e)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(f)

Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Balanced Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

Equity Securities

•	The stock market goes down.

•	The market continues to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Fixed Income Securities

•	Fixed income securities’ prices decline due to rising interest rates.

•	A price declines due to a deterioration in the issuer’s financial condition, or the issuer fails to repay interest and/or principal in a timely manner.

•

Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a potential loss on any premium to face value paid and to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and volatility of a mortgage-related security.

•	Dodge & Cox’s opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.

•	Certain U.S. government sponsored enterprises (GSEs) (such as the Federal

National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the U.S. Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the U.S. government would provide support, and the Fund’s performance could be adversely impacted.

•	The return of principal for the fixed income holdings is not guaranteed. Fund shares are subject to the same interest rate, inflation and credit risks associated with the underlying holdings.

The Fund’s balance between stocks and fixed income securities could limit its potential for capital appreciation relative to an all-stock fund.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Balanced Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Balanced Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

Dodge & Cox’s Investment Policy Committee (nine members, average tenure at Dodge & Cox of 22 years) is responsible for determining the asset allocation of the Fund and managing the stock portion of the portfolio. Dodge & Cox’s Fixed Income Investment Policy Committee (nine members, average tenure at Dodge & Cox of 18 years) is responsible for the day-to-day investment management of the fixed-income portion of the Fund. The Committees work together in setting the duration of the fixed-income portfolio and in approving new types of securities and proposed investments in issues rated below BBB. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Investment Policy Committee

Wendell W. Birkhofer - Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Bryan Cameron - Director of Research. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA® designation.

John A. Gunn - Chairman and Chief Executive Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman and a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

David C. Hoeft - Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA® designation.

Kenneth E. Olivier - President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Charles F. Pohl - Chief Investment Officer and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA® designation.

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard

Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA® designation.

Steven C. Voorhis - Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and holds the CFA® designation.

Fixed Income Investment Policy Committee

James H. Dignan - Mr. Dignan graduated from Columbia University in 1991. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and holds the CFA® designation.

Thomas S. Dugan - Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed-income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA® designation.

Dana M. Emery - Executive Vice President and Manager of the Fixed-Income Department. Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is the Vice President and a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

John A. Gunn - See Investment Policy Committee (above).

Peter C. Lambert - Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset

Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Charles F. Pohl - See Investment Policy Committee (above).

Kent E. Radspinner - Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. He is a shareholder of the firm and holds the CFA® designation.

Larissa M. Roesch - Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. She is a shareholder of the firm and and holds the CFA® designation.

Robert B. Thompson - Mr. Thompson received his B.A. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate School of Business in 1977. Between degrees he served in the U.S. Navy. From 1977 through 1990 he worked in the fixed-income department of three major securities firms. From 1990 until June of 1992 he was a principal of a small investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund

Overview | Characteristics | Risks | Manager Biographies

Objectives:

The Fund seeks long-term growth of principal and income.

Strategy:

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fund Facts

Fund Inception Date	May 1, 2001
Total Net Assets (As of 9/30/07)	$51.7 billion
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.65%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	4%
Ticker Symbol	DODFX
CUSIP	256206103
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of September 30, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years		20 Years
International Stock Fund	25.26%	24.97%	29.62%	NA	†	NA	†
MSCI EAFE Index	24.87%	23.25%	23.55%	NA	†	NA	†

Fund Characteristics as of September 30, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$49.09
Total Net Assets (billions)	$51.7
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.65%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	4%
30-Day SEC Yield(a)	1.44%
Fund Inception	2001

Portfolio Characteristics	Fund		MSCI EAFE
Number of Stocks	94		1,139
Median Market Capitalization (billions)	$18		$6
Weighted Average Market Cap. (billions)	$68		$63
Price-to-Earnings Ratio(b)	13.2	x	13.5	x
Countries Represented	22		21
Emerging Markets	15.5%		0.0%

Ten Largest Holdings (%)(c)	Fund
Novartis AG (Switzerland)	2.9
Nokia Oyj (Finland)	2.8
HSBC Holdings PLC (United Kingdom)	2.8
Sanofi-Aventis (France)	2.6
GlaxoSmithKline PLC (United Kingdom )	2.5
Matsushita Electric Industrial Co. Ltd. (Japan)	2.3
Mitsubishi UFj Financial Group (Japan)	2.2
Bayer AG (Germany)	2.1
Standard Chartered PLC (United Kingdom)	2.0
Norsk Hydro ASA (Norway)	2.0

Asset Allocation

Region Diversification (%)	Fund	MSCI EAFE
Europe (excluding U.K.)	37.4	47.1
Japan	19.8	20.6
United Kingdom	15.9	22.3
United States	6.5	0.0
Latin America	6.4	0.0
Pacific (excluding Japan)	6.2	10.0
Africa	2.9	0.0
Middle East	0.9	0.0
Canada	0.7	0.0

Sector Diversification (%)	Fund	MSCI EAFE
Financials	22.8	27.9
Consumer Discretionary	15.6	11.2
Information Technology	11.1	5.9
Materials	10.1	9.9
Energy	9.7	7.5
Health Care	8.8	6.3
Industrials	8.6	12.1
Consumer Staples	6.1	8.0
Telecommunication Services	3.5	5.8
Utilities	0.4	5.4

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†

The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through September 30, 2007 (6.42 years) was 16.64%. The MSCI EAFE’s total return was 10.84% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	The stock markets in the countries in which the Fund invests go down.

•	Markets continue to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Since the Fund invests primarily in securities of foreign companies, there is a greater risk that the Fund’s share price will fluctuate more than if the Fund invested in U.S. issuers. Prices of foreign securities may go down (as well as your investment) for any of the following additional reasons:

•	Unfavorable foreign government actions, political, economic or market instability or the absence of accurate information about foreign companies.

•	A decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies.

•	Foreign securities are sometimes less liquid, more volatile and harder to value than securities of U.S. issuers.

•	Lack of uniform accounting, auditing, and financial reporting standards, with less governmental regulation and oversight than U.S. companies.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox International Stock Fund. The bar chart only shows the Fund’s returns for the fiscal years 2002 through 2006, since the Fund did not begin operations as a registered investment company until April 30, 2001.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

The International Stock Fund is managed by the International Investment Policy Committee. The nine members of this committee have an average tenure at Dodge & Cox of 18 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

International Investment Policy Committee

Bryan Cameron - Director of Research. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA® designation.

Mario C. DiPrisco - Mr. DiPrisco received his B.S. degree from the School of Foreign Service at Georgetown University in 1997. Prior to joining Dodge & Cox, he passed the State Department’s Foreign Service Written and Oral examinations and worked on a successful senatorial campaign. Mr. DiPrisco joined Dodge & Cox as a research assistant in 1998, and assumed international company research responsibilities in 2000. Mr. DiPrisco is a shareholder of the firm and holds the CFA® designation.

Yasha Gofman - Mr. Gofman received his B.S. degree from Princeton University (Phi Beta Kappa) in 1988 and his M.B.A. from the Stanford Graduate School of

Business in 1994. Prior to entering graduate school, Mr. Gofman worked for Energy Management Associates, a division of EDS. He also spent two years as a management consultant with LEK Partnership. Mr. Gofman joined Dodge & Cox in 1995. He is a shareholder of the firm and holds the CFA® designation.

John A. Gunn - Chairman and Chief Executive Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman and a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Keiko Horkan - Ms. Horkan received her B.A. and M.A. degrees in law from Keio University, Tokyo in 1993 and 1995 and an M.B.A. from the Stanford Graduate School of Business in 2000. Prior to entering business school, she worked for Booz Allen & Hamilton as a management consultant. Ms. Horkan joined Dodge & Cox in 2000 . She is a shareholder of the firm and holds the CFA® designation.

Roger G. Kuo - Mr. Kuo received his B.A. degree from Harvard College (magna cum laude) in 1993 and his M.B.A. degree in 1998 from the Harvard Business School. Prior to graduate school, he worked at Bear Stearns as a financial analyst. He joined Dodge & Cox in 1998. Mr. Kuo is a shareholder of the firm and holds the CFA® designation.

Charles F. Pohl - Chief Investment Officer and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA® designation.

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. degree from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA® designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund

Overview | Characteristics | Risks | Manager Biographies

Objectives:

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy:

The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed-income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor’s Ratings Group, Moody’s Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed-income securities rated Baa or lower by Moody’s or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed-income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

Fund Facts:

Fund Inception Date	January 3, 1989
Total Net Assets (As of 9/30/07)	$15.5 billion
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.44%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	13%
Ticker Symbol	DODIX
CUSIP	256210105
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of September 30, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Income Fund	5.10%	3.93%	4.54%	6.18%	NA	†
LBAG Index	5.13%	3.86%	4.13%	5.96%	NA	†

Fund Characteristics

as of September 30, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$12.51
Total Net Assets (billions)	$15.5
30-Day SEC Yield(a)	5.53%
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.44%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	13%
Fund Inception	1989

Portfolio Characteristics	Fund	LBAG
Number of Fixed-Income Securities	462	9093
Effective Maturity (years)	6.6	7.3
Effective Duration (years)	4.1	4.6

Five Largest Corporate Issuers (%)(c)	Fund
GMAC, LLC	3.1
Ford Motor Credit Co.	3.0
Time Warner, Inc. (AOL Time Warner)	2.2
HCA, Inc.	2.2
Comcast Corp.	1.7

Credit Quality (%)(d)	Fund	LBAG
U.S. Government & Government Related	58.5	71.1
Aaa	2.7	8.6
Aa	5.5	5.2
A	5.8	7.5
Baa	11.7	7.6
Ba	5.5	0.0
B	3.5	0.0
Caa	2.2	0.0
Cash Equivalents	4.6	0.0
Average Quality	Aa2	Aa1

Asset Allocation

Sector Diversification (%)	Fund	LBAG
U.S. Treasury & Government Related	12.2	33.0
Mortgage-Related Securities	46.4	38.1
Asset-Backed Securities/CMBS(b)	2.4	6.6
Corporate	34.4	18.9
Non-Corporate Yankee	0.0	3.4
Cash Equivalents	4.6	0.0

Maturity Diversification (%)	Fund	LBAG
0-1 Years to Maturity	10.3	0.0
1-5	44.6	40.6
5-10	32.6	47.8
10-15	1.8	3.3
15-20	1.1	2.1
20-25	7.4	2.8
25 and Over	2.2	3.4

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d)	The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. The LBAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund’s average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†

The Income Fund’s inception date was January 3, 1989. The annualized total return since the Fund’s inception through September 30, 2007 (18.75 years) was 7.79%. The Lehman Brothers Aggregate Bond Index’s (LBAG) total return was 7.48% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	Fixed income securities’ prices decline due to rising interest rates.

•	A price declines due to a deterioration in the issuer’s financial condition, or the issuer fails to repay interest and/or principal in a timely manner.

•

Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a potential loss on any premium to face value paid and to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and volatility of a mortgage-related security.

•	Dodge & Cox’s opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.

•

Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac)) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the U.S. Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the U.S. government would provide support, and the Fund’s performance could be adversely impacted.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Income Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

The Fixed Income Investment Policy Committee (nine members, average tenure at Dodge & Cox of 18 years) is responsible for the day-to-day investment management of the Income Fund. The Fixed Income Investment Policy Committee works with the Investment Policy Committee (twelve members for fixed-income decisions, average tenure at Dodge & Cox of 21 years) in setting the duration of the Fund and approving new types of securities and proposed investments in issues rated below BBB. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Fixed Income Investment Policy Committee

James H. Dignan - Mr. Dignan graduated from Columbia University in 1991. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and holds the CFA® designation.

Thomas S. Dugan - Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed-income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA® designation.

Dana M. Emery - Executive Vice President and Manager of the Fixed-Income Department. Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is the Vice President and a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

John A. Gunn - Chairman and Chief Executive Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman and a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Peter C. Lambert - Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Charles F. Pohl - Chief Investment Officer and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA® designation.

Kent E. Radspinner - Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. He is a shareholder of the firm and holds the CFA® designation.

Larissa M. Roesch - Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. She is a shareholder of the firm and holds the CFA® designation.

Robert B. Thompson - Mr. Thompson received his B.A. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate School of Business in 1977. Between degrees he served in the U.S. Navy. From 1977 through 1990 he worked in the fixed-income department of three major securities firms. From 1990 until June of 1992 he was a principal of a small investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Investment Policy Committee

Wendell W. Birkhofer - Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Bryan Cameron - Director of Research. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA® designation.

Thomas S. Dugan* - See Fixed Income Investment Policy Committee (above).

Dana M. Emery* - See Fixed Income Investment Policy Committee (above).

John A. Gunn - See Fixed Income Investment Policy Committee (above).

David C. Hoeft - Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA® designation.

Peter C. Lambert* - See Fixed Income Investment Policy Committee (above).

Kenneth E. Olivier - President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is the President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Charles F. Pohl - See Fixed Income Investment Policy Committee (above).

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. Ms. Strandberg is a shareholder of the firm and holds the CFA® designation.

Steven C. Voorhis - Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and holds the CFA® designation.

* Messrs. Dugan and Lambert, and Ms. Emery are members of the Investment Policy Committee for fixed-income decisions only.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund

Overview | Characteristics | Risks | Manager Biographies

The Dodge & Cox Stock Fund is closed to new investors.

Objectives:

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy:

The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fund Facts

Fund Inception Date	January 4, 1965
Total Net Assets (As of 9/30/07)	$69.4 billion
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.52%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	8%
Ticker Symbol	DODGX
CUSIP	256219106
Minimum Initial Investment*	$2,500
Minimum Initial IRA Investment*	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

*	The Dodge & Cox Stock Fund is closed to new investors

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of September 30, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	12.07%	15.38%	18.37%	11.81%	13.19%
S&P 500 Index	16.45%	13.13%	15.44%	6.57%	10.58%

Fund Characteristics as of September 30, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$158.47
Total Net Assets (billions)	$69.4
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.52%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	8%
30-Day SEC Yield(a)	1.13%
Fund Inception	1965

Portfolio Characteristics	Fund		S&P 500
Number of Stocks	87		500
Median Market Capitalization (billions)	$29		$13
Weighted Average Market Cap. (billions)	$87		$111
Price-to-Earnings Ratio(b)	14.1	x	16.2	x
Foreign Stocks (%)(c)	18.7%		0.0%

Ten Largest Holdings (%)(d)	Fund
Hewlett-Packard Co.	4.1
Comcast Corp.	3.2
Motorola, Inc.	2.9
Chevron Corp.	2.9
News Corp.	2.9
Wal-Mart Stores, Inc.	2.9
Sony Corp. (Japan)	2.7
Sanofi-Aventis (France)	2.6
Wachovia Corp.	2.5
Pfizer, Inc.	2.5

Asset Allocation

Sector Diversification (%)	Fund	S&P 500
Consumer Discretionary	20.7	9.2
Health Care	19.2	11.7
Information Technology	16.0	16.1
Financials	14.7	19.8
Energy	11.2	11.7
Industrials	6.2	11.5
Materials	3.8	3.2
Consumer Staples	3.4	9.5
Telecommunication Services	2.9	3.8
Utilities	0.0	3.5

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	The stock market goes down.

•	The market continues to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Stock Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

The Stock Fund is managed by the Investment Policy Committee. The nine members of this committee have an average tenure at Dodge & Cox of 22 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Investment Policy Committee

Wendell W. Birkhofer - Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Bryan Cameron - Director of Research. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA® designation.

John A. Gunn - Chairman and Chief Executive Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman and a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

David C. Hoeft - Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA® designation.

Kenneth E. Olivier - President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is the President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Charles F. Pohl - Chief Investment Officer and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA® designation.

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA® designation.

Steven C. Voorhis - Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in

1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and holds the CFA® designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.